Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 26, 2023

August 1, 2023

TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders	iii

Letter to Shareholders	v

Management Information Circular	6

Attending and Voting at the Meeting	6

General	6

Instructions for Logging-In and Voting at the Virtual Meeting	8

Registered Shareholders	9

Non-Registered Shareholders	10

Submitting Questions	10

Revocation of Proxies	10

Notice to United States Shareholders	11

Voting and Exercise of Discretion by Proxies	11

Voting of Proxies	11

Quorum	12

Information for Beneficial Holders of Securities	12

Voting Securities and Principal Holders Thereof	13

Shares	13

Preferred Shares	13

Eligibility for Voting	13

Matters to be Considered at the Meeting	14

1. Financial Statements	14

2. Election of Directors	15

3. Appointment of Auditors	32

Compensation	33

Compensation Governance	33

Compensation Discussion and Analysis	34

Compensation – Named Executive Officers	41

Employment Agreements – Named Executive Officers	49

Compensation – Directors	57

Securities Authorized for Issuance Under Equity Compensation Plans	63

Statement of Governance Practices	63

Overall Approach	63

Nasdaq Corporate Governance	64

(i)

Canadian Corporate Governance	64

Governance Highlights	64

Composition of Board of Directors and Independence	65

Nomination of Directors	66

Term Limits	66

Board Assessments	66

Mandate of the Board	66

Position Descriptions	67

Orientation and Continuing Education	67

Ethical Business Conduct	68

Whistleblower Policy	68

Insider Trading Policy	69

Disclosure and Confidential Information Policy	69

Diversity	69

Conflicts of Interest	70

Committees of the Board	71

Board Interlocks	76

Succession Planning	76

Environmental, Social and Governance	76

Cyber Security	77

Shareholder Engagement	77

Risk Oversight	77

Equity Incentive Plans	78

Omnibus Incentive Plan	78

Legacy Incentive Plan	84

Directors’ and Officers’ Insurance and Indemnification	85

Indebtedness of Directors and Officers	85

Interests of Certain Persons or Companies in Matters to be Acted Upon	85

Interest of Informed Persons in Material Transactions	85

Other Business	85

Additional Information	86

Approval of Directors	86

(ii)

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of shareholders of Algoma Steel Group Inc. (the “Company”) will be held in a virtual-only format via live audio webcast on September 26, 2023 at 10:00 a.m. (Toronto time) via the TSX Trust Virtual Meeting Platform at URL: https://virtual-meetings.tsxtrust.com/1511, Meeting ID: 1511 and Password: algoma2023 (case sensitive).

The Meeting will be held for the following purposes:

1.	TO RECEIVE the financial statements of the Company and the auditors’ report thereon, for the year ended March 31, 2023;

2.	TO ELECT members of the board of directors of the Company;

3.	TO APPOINT auditors and to authorize the board of directors of the Company to fix their remuneration; and

4.	TO TRANSACT such other business as may properly come before the Meeting or any adjournment thereof.

Holders of common shares of the Company (collectively, “Shareholders”) of record at the close of business on August 8, 2023 (the “Record Date”) will be entitled to vote at the Meeting.

In order to enable as many shareholders as possible to participate in the meeting and proactively address any public health impacts such as COVID-19 and to mitigate risks to the health and safety of our Shareholders, employees, communities and other stakeholders, the Company will hold the Meeting as a virtual-only shareholders meeting with the opportunity for certain attendees to participate electronically. By conducting the Meeting online, the Board is aiming to limit travel and social contact related to the Meeting and, as such, minimize the contamination risks posed by large-in person gatherings.

Shareholders will not be able to attend the Meeting in person. At the virtual Meeting, registered Shareholders and duly appointed proxyholders will have an opportunity to participate, ask questions and vote, all in real time through a web-based platform. Non-registered Shareholders must carefully follow the procedures set out in the Information Circular in order to vote virtually at the Meeting and ask questions. Guests, including non-registered Shareholders who have not been duly appointed as proxyholders, can log into the virtual Meeting as a guest. Guests may listen to the Meeting and ask questions via a text/chat feature, but will not be entitled to vote at the Meeting.

In order to attend the Meeting virtually, Shareholders should log in at https://virtual-meetings.tsxtrust.com/1511 at least 15 minutes prior to the start of the Meeting. In order to log in, registered Shareholders will be required to provide the password (algoma2023) and their control number to vote at the Meeting. Alternatively, Shareholders can take steps to submit their votes by proxy by following the instructions below and as further set out in the accompanying Circular.

If you are a registered Shareholder and are unable to attend the Meeting virtually, please complete, sign, date and return the enclosed form of proxy to ‘Att. Proxy Dept’, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, or by facsimile to (416) 595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

- iv -

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Further information with respect to voting by proxy is included in the accompanying Circular. If you have any questions or need assistance with the completion and delivery of your proxy, please contact the Company’s Vice President, Strategy and Chief Legal Officer, John Naccarato, by email at John.Naccarato@algoma.com.

DATED at Sault Ste. Marie, Ontario this 1st day of August, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Andy Harshaw”

Chair of the Board of Directors

Algoma Steel Group Inc.

- v -

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to invite you to the annual meeting (the “Meeting”) of the holders of common shares (collectively, “Shareholders”) of Algoma Steel Group Inc. (“Algoma” or the “Company”) to be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1511 on September 26, 2023 at 10:00 a.m. (Toronto time).

The enclosed management information circular describes the business to be conducted at the Meeting and provides information on the Company’s executive compensation and corporate governance practices. At the Meeting, there will be an opportunity to ask questions and meet with management and the board of directors of the Company. We look forward to providing you with an update on the Company’s recent achievements and our plans for the future.

Similar to last year, the Company will hold the Meeting as a virtual-only shareholders meeting with the opportunity for certain attendees to participate electronically. Shareholders will have an equal opportunity to participate in real time and vote at the Meeting, regardless of geographic location or particular circumstances.

Algoma continued to experience success in the financial year ended March 31, 2023, with plate and strip operations returning to normal production levels in the fourth quarter. In addition, Algoma’s transformation to electric arc furnace steelmaking continued to advance. We received conditional approval from the Independent Electricity System Operator to connect our electric arc furnaces to the current Ontario electricity grid, and we completed the installation and commissioning of the two natural gas-fired turbines at our Lake Superior Power project upgrade. At the same time, the first of the Company’s two-phase plate mill modernization project was completed. Algoma also entered into new five-year collective agreements with each of our two unions representing the majority of our workforce, providing labour certainty at our facilities through the targeted completion of our electric arc transformation. The Company has also increased its asset-based revolving credit facility to US$300 million and extended the term until May 2028 to further strengthen its liquidity position. Algoma expects this momentum to continue into fiscal 2024, with expected strong shipments and operating cash flow.

Consistent with Algoma’s aim to be a climate change leader and contributor toward a sustainable and environmentally responsible future for Canadian steel production, Algoma has undertaken efforts to enhance its approach to environmental, social and governance (ESG) matters. The Company released an ESG position statement in April 2023 as we strive to secure investor trust, cultivate customer loyalty, cut down operational expenses, and enhance both asset management and financial outcomes.

We look forward to welcoming you at the Meeting and thank you for your continued support.

Sincerely,

Andy Harshaw, Chair of the Board,

and

Michael Garcia, Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted or the context otherwise indicates, the “Company”, “Algoma”, “us”, “we” or “our” refer to Algoma Steel Group Inc., together with its direct and indirect subsidiaries and predecessors or other entities controlled by it or them on a combined basis. Unless otherwise indicated herein, all references to dollars, “$” or “C$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The board of directors of the Company is referred to herein as the “Board” or the “Directors”, and a “Director” means any one of them.

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of the Company, for use at the annual meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Shares”) of the Company scheduled to be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1511 on September 26, 2023 at 10:00 a.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”). Shareholders of record at the close of business on August 8, 2023 (the “Record Date”) will be entitled to vote at the Meeting.

In order to proactively address the continuing public health impacts of COVID-19 and to mitigate risks to the health and safety of our Shareholders, employees, communities and other stakeholders, the Company will hold the Meeting as a virtual-only shareholders meeting with the opportunity for certain attendees to participate electronically. By conducting the Meeting online, the Board is aiming to limit travel and social contact related to the Meeting and, as such, minimize the contamination risks posed by large-in person gatherings in light of the ongoing public health concerns related to COVID-19. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. We look forward to providing you with an update on the Company’s recent achievements and our plans for the future. A summary of the information Shareholders will need to attend the Meeting online is provided below under “Attending and Voting at the Meeting”.

Except as otherwise stated in this Information Circular, the information contained herein is given as of August 1, 2023.

ATTENDING AND VOTING AT THE MEETING

General

The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by email, internet, facsimile or other means of communication by regular employees, officers and directors of the Company at nominal cost. The cost of such solicitation by management will be borne by the Company. The Company has also engaged TMX Investor Solutions Inc. as proxy solicitation agent at a customary fee to assist with the solicitation of proxies. For questions on voting your shares, please contact TMX Investor

Solutions Inc., by email at INFO_TMXIS@tmx.com or by telephone at (877) 283-0323 (toll free within North America).

Only registered Shareholders or their duly appointed proxy nominees are permitted to vote at the Meeting. You are a non-registered or beneficial Shareholder if your Shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates (a “Beneficial Holder”).

These materials are being sent to both registered Shareholders and Beneficial Holders. If you are a Beneficial Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

Beneficial Holders who have not objected to their intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Beneficial Holders who have objected to their intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to send the Notice of Meeting, this Information Circular, the Company’s audited consolidated financial statements and the auditors’ report thereon and management’s discussion and analysis for the fiscal year ended March 31, 2023 and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly to the OBOs through their intermediaries. By choosing to send the Meeting Materials directly to NOBOs, the Company (and not the intermediary holding Shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Copies of the Company’s current annual information form (“Annual Information Form”) as well as the financial statements of the Company for the year ended March 31, 2023, together with the auditors’ report thereon and the related management’s discussion and analysis (“MD&A”), are available on the Company’s website at and on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) website at www.sedarplus.ca and on the United States Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”), as part of the Company’s annual report on Form 40-F, at www.sec.gov.

The Company will be relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting. Under notice-and-access, the Company is permitted, as an alternative to sending paper copies of the Meeting Materials to Shareholders, to provide to Shareholders as of the Record Date a notice containing, among other things, information regarding how to access the Meeting Materials online as well as how to obtain paper copies of the Meeting Materials free of charge. The Meeting Materials are available electronically at www.sedarplus.ca and also on the website of TSX Trust Company (“TSX Trust”) at: https://docs.tsxtrust.com/2329. Shareholders who wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, should call (877) 283-0323 or email INFO_TMXIS@tmx.com. In order to receive a paper copy in time to vote before the Meeting, your request should be received by no later than September 15, 2023.

We anticipate that notice-and-access will directly benefit the Company through substantial reductions in postage and printing costs. We believe that notice-and-access is an environmentally responsible method of communicating with our Shareholders by reducing the large volume of paper documents generated by printing proxy-related materials. A form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder) is included with this notice along with instructions on how to vote.

Instructions for Logging-In and Voting at the Virtual Meeting

The Meeting will be hosted virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1511(Password: algoma2023 (case sensitive)).

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1511 on your browser at least 15 minutes before the Meeting starts.
2.	Click on “I have a control number/meeting access number”.
3.	As your user name, enter your 12-digit control number (on your proxy form).
4.	Enter the password: algoma2023 (case sensitive).
5.

When the polls are declared open, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders who wish to vote at the meeting, may vote virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or voting instruction form.
2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form.
3.	Obtain a control number by contacting TSX Trust by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1511 on your browser at least 15 minutes before the Meeting starts.
5.	Click on “I have a control number”.
6.	As user name, enter the control number provided by tsxtrustproxyvoting@tmx.com.
7.	Enter the password: algoma2023 (case sensitive).
8.

When the polls are declared open, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered Shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.

If you are a Beneficial Holder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.

If you have not been given a control number, you may login as a Guest and will have the opportunity to listen and ask questions at the meeting. Guests can also listen to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/1511 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search. Do not use Internet Explorer.
2.	Click on “I am a Guest”.

If you have any questions, please don’t hesitate to contact our proxy solicitation agent, TMX Investor Solutions Inc. as indicated on the back page of this Information Circular.

Registered Shareholders

Each management proxy nominee named in the form of proxy accompanying this Information Circular is a director or an officer of the Company. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent, attend and act on behalf of the Shareholder at the Meeting may do so either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy. Registering your third-party proxyholder with TSX Trust is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a unique number (“Control Number”) that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest. To register a third-party proxyholder, Shareholders must email tsxtrustproxyvoting@tmx.com and complete the “Request for Control Number” form at https://tsxtrust.com/resource/en/75 by 10:00 a.m. (Toronto time) on September 22, 2023, or not later than 10:00 a.m. (Toronto time) on the date that is two business days immediately prior to any adjournment or postponement of the Meeting, and provide TSX Trust with the required proxyholder contact information. TSX Trust will then provide the proxyholder with a Control Number by email after the proxy voting deadline has passed. This Control Number is required for the purpose of logging in to the Meeting.

The proxy must be properly completed, signed, dated and (i) deposited with TSX Trust, the Company’s registrar and transfer agent, at the address indicated on the enclosed envelope so that it is received prior to 10:00 a.m. (Toronto time) on September 22, 2023, or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept late proxies.

To the extent that registered Shareholders have not received their proxy or a Control Number, they should contact the Investor Services Team at INFO_TMXIS@tmx.com before 10:00 a.m. (Toronto time) on September 22, 2023, (Toronto time) or on the date that is two business days immediately prior to any adjournment or postponement of the Meeting.

As an alternative to voting virtually at the Meeting or through delivering a form of proxy as described above, a registered Shareholder (i.e. a Shareholder whose name appears on the certificate(s) representing its Shares) may vote via the Internet or fax. To vote using the Internet, a registered Shareholder must go to the website specified on the enclosed form of proxy, enter the Control Number set out on the form of proxy and then follow the voting instructions on the screen.

If you vote by using the Internet, DO NOT complete or return the enclosed form of proxy. Submitting your vote by mail, fax, Internet or virtually at the Meeting are the only methods to vote Shares held in the name of a Company. Submitting your vote by mail, fax or using the Internet are the only methods by which a Shareholder may appoint a person as proxy nominee, other than the management proxy nominees named in the form of proxy accompanying this Information Circular, to represent, attend and act on behalf of the Shareholder at the Meeting.

Each registered Shareholder submitting a proxy has the right to appoint a person or company other than the persons named in the accompanying form of proxy to represent the registered Shareholder at the Meeting. A registered Shareholder may exercise this right by inserting the name of the desired representative in the blank space provided, or by completing another form of proxy, and in either case depositing the proxy with TSX Trust at the place and within the time specified above for the deposit of proxies. The proxyholder does not need to be a shareholder of the Company.

Non-Registered Shareholders

If you are a NOBO, please complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Information Circular as specified in the voting instruction form. The voting instruction form applicable to NOBOs allows for voting via the internet, mail or fax. Please refer to the voting instruction form for more details.

If you are an OBO, the intermediary holding the Shares on your behalf is required to forward the Meeting Materials to you (unless you have waived your right to receive them) and to seek your instructions on how to vote your Shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each intermediary has its own procedures that should be carefully followed by Beneficial Holders who are OBOs to ensure that their Shares are voted by the intermediary on their behalf at the Meeting.

These procedures may allow for voting via the internet, by mail and/or by facsimile. The applicable instructions for each such method of voting will be set out in the form of proxy or voting instruction form provided by the intermediary. OBOs should contact their intermediary and carefully follow the voting instructions provided by such intermediary. Alternatively, OBOs who wish to vote their Shares virtually at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the intermediary and following the intermediary’s instructions for return of the executed form of proxy or voting instruction form.

Submitting Questions

Registered Shareholders and Beneficial Holders who have appointed themselves as proxyholder and obtained a control number are eligible to ask questions at any time. While logged in for the Meeting, the Shareholder will be able to submit questions online by clicking on the “Ask a Question” button. Following the conclusion of the formal business to be conducted at the Meeting, the Company will invite questions and comments from Registered Shareholders or proxy appointees participating through the TSX Trust meeting platform who may submit their questions or comments by clicking on the “Ask a Question” button within the TSX Trust meeting platform to type their message or question. Messages or questions can be submitted at anytime during the Q&A session and until such time as the Chairman ends the session.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by his or her attorney authorized in writing, and deposited either: (i) with TSX Trust no later than 10:00 a.m. (Toronto time) on September 22, 2023 or the second business day preceding the day of any adjourned or postponed Meeting; (ii) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the Meeting or any adjourned or postponed Meeting; (iii) with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting; or (iv) in any other manner permitted by law.

Notice to United States Shareholders

Algoma is a corporation organized under the laws of the Province of British Columbia, Canada, and is a foreign private issuer within the meaning of Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.

United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States.

As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

Voting of Proxies

The persons named in the form of proxy and voting instruction form will vote, or withhold from voting, the Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the form of proxy and voting instruction form. In the absence of such specification, such Shares will be voted at the Meeting as follows:

•	FOR the election of those persons listed in this Information Circular as the proposed Directors for the ensuing year; and

•	FOR the appointment of Deloitte LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the Board to fix the auditor’s remuneration.

For more information on these issues, please see the section entitled “Matters to be Considered at the Meeting” in this Information Circular.

The persons appointed under the form of proxy and voting instruction form are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and voting instruction form and the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the form of proxy and voting instruction form to vote in accordance with their best judgment on such matter or business. As at the date of this Information Circular, the Directors know of no such amendments, variations or other matters.

Quorum

A quorum for the transaction of business at the Meeting or any adjournment thereof shall be two persons present and entitled to vote at the Meeting that hold, or represent by proxy, not less than 25% of the votes attached to the outstanding Shares entitled to vote at the Meeting.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Shares otherwise than in their own names. A Beneficial Holder who beneficially owns Shares that are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Company as the registered Shareholders can be recognized and acted upon at the Meeting.

Shares that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder’s own name on the records of the Company and such Shares are more likely registered in the name of intermediaries. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) (“CDS”) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks) (“DTC”).

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholder meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Shares are voted at the Meeting. Often, the voting instruction form supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders.

However, its purpose is limited to instructing the intermediary how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving a Broadridge voting instruction form cannot use that voting instruction form to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Shares voted. Proxy-related materials will be sent by the Company directly to NOBOs under NI 54-101. The Company intends to pay for intermediaries to deliver proxy-related materials to “objecting beneficial owners” and Form 54-101F7 (the request for voting instructions), in accordance with NI 54-101.

Beneficial Holders have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of CDS, DTC or their broker or other intermediary, a Beneficial Holder may attend the Meeting as proxy holder for the registered Shareholder and vote their Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your intermediary, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return it to your intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of Algoma consists of an unlimited number of Shares without par value and an unlimited number of preferred shares without par value issuable in series (the “Preferred Shares”). As of the date hereof, there were 103,603,263 Shares issued and outstanding, and no Preferred Shares issued and outstanding.

Shares

The Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and The Nasdaq Stock Market (“Nasdaq”) under the symbol “ASTL”.

Holders of the Shares are entitled to one vote per Share on all matters upon which holders of the Shares are entitled to vote at the Meeting.

This summary is qualified by reference to, and is subject to, the detailed provisions of the notice of articles and articles of the Company (the “Articles”).

Preferred Shares

Except as provided in any special rights or restrictions attaching to any series of preferred shares issued from time to time, the holders of preferred shares will not be entitled to receive notice of, attend or vote at any meeting of Shareholders.

Eligibility for Voting

At the Meeting, each holder of Shares of record at the close of business on the Record Date, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting.

Any Shareholder who was a Shareholder on the Record Date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof, even though he, she or it has since that date disposed of his, her or its Shares, and no Shareholder becoming such after that date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

Principal Shareholders

To the knowledge of the Company and its executive officers, there are no persons or companies that beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying 10% or more of the votes attached to any class of voting securities of the Company as of the date hereof.

Voting Results

Voting results of the Meeting will be filed on SEDAR+ at www.sedarplus.ca following the Meeting. Voting results for each of the matters voted on at the Company’s last annual meeting of Shareholders held on September 20, 2022 are as follows:

Election of Directors

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld

Mary Anne Bueschkens	54,807,492	99.66%	186,310	0.34%

James Gouin	54,947,852	99.92%	45,951	0.08%

Andy Harshaw	53,999,596	98.19%	994,207	1.81%

Michael McQuade	54,712,168	99.49%	281,635	0.51%

Brian Pratt(1)	54,947,097	99.92%	46,706	0.08%

Eric S. Rosenfeld	52,875,489	96.15%	2,118,314	3.85%

Gale Rubenstein	54,805,557	99.66%	188,245	0.34%

Andrew Schultz	54,682,446	99.43%	311,357	0.57%

David D. Sgro	54,768,866	99.59%	224,937	0.41%

Michael Garcia	54,950,282	99.92%	43,520	0.08%

Ave G. Lethbridge	54,949,804	99.92%	43,999	0.08%

Sanjay Nakra	54,947,721	99.92%	46,081	0.08%

Appointment of Auditor

Deloitte LLP	69,788,563	99.99%	9,797	0.01%

Notes:

(1)	Brian Pratt resigned from the Board effective March 29, 2023.

MATTERS TO BE CONSIDERED AT THE MEETING

1.	Financial Statements

The financial statements of the Company for the year ended March 31, 2023 and the auditors’ report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

2.	Election of Directors

The Company’s Articles provide that the Board is to consist of a minimum of three and a maximum of 20 directors, with the actual number to be determined from time to time by the Board. The Board is currently comprised of eleven directors and the present term of office of each Director of the Company will expire upon the election of Directors at the Meeting.

It is proposed that each of the persons whose name appears below be elected as a Director of the Company to serve, subject to the Articles and the Business Corporations Act (British Columbia) (the “BCBCA”), until his or her successor is elected at the next annual meeting of Shareholders. All Director nominees are currently members of the Board and have agreed to stand for re-election at the Meeting.

The persons named in the form of proxy and voting instruction form, if not expressly directed to the contrary in such form of proxy or voting instruction form, intend to vote for the election, as Directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy and voting instruction form reserve the right to vote for another nominee at their discretion.

Investor Rights Agreement

Concurrently with becoming a public company on October 19, 2021, Algoma entered into an investor rights agreement (the “Investor Rights Agreement”) with certain shareholders party thereto. Pursuant to the Investor Rights Agreement, certain of the Company’s shareholders (the “Principal Shareholders”) had the right to nominate one Director for election to the Board for so long as such Principal Shareholder, together with any affiliates or related funds, beneficially owned at least 7.36% of the Company’s outstanding Shares. Each Principal Shareholder also had the right to nominate a second Director for election to the Board for so long as such Principal Shareholder, together with any affiliates or related funds, acquires and beneficially owned at least 18.4% of the Company’s outstanding Shares.

As of the date of this Information Circular, none of the Principal Shareholders meet the requisite ownership threshold required to nominate a Director for election to the Board, and as such, the nomination rights disclosed above have terminated.

The foregoing summary is qualified in its entirety by reference to the provisions of the Investor Rights Agreement, a copy of which is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Advance Notice Provisions

The Articles provide for certain advance notice provisions with respect to the election of Directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of Shareholders; (ii) ensure that all Shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a Shareholder wishing to nominate a Director would be required to provide the Company with notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of Shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of Shareholders; provided, that if the first public announcement of the date of the annual meeting of Shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes electing Directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

A copy of the Articles is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Majority Voting Policy

In accordance with the requirements of the TSX, the Board has adopted a majority voting policy (the “Majority Voting Policy”), which requires that in an uncontested election of Directors, if any nominee receives a greater number of votes “withheld” than votes “for”, the nominee will tender his or her resignation to the chair of the Board promptly following the meeting of Shareholders. The nominating and governance committee of the Board (the “Nominating and Governance Committee”) will consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are special circumstances that would warrant the continued service of the applicable director on the Board. The Board will make its decision and announce it in a press release within 90 days following the meeting of Shareholders. A Director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Governance Committee at which the resignation is considered.

A copy of the Majority Voting Policy is available on our website at www.algoma.com.

Skills Matrix

The following chart illustrates the relevant skills possessed by each Director who is proposed for election at the Meeting:

	Andy Harshaw	Andrew Schultz	Michael McQuade	Mary Anne Bueschkens	James Gouin	Gale Rubenstein	David D. Sgro	Eric Rosenfeld	Michael Garcia	Ave G. Lethbridge	Sanjay Nakra
Technical Skills
Accounting		●	●	●	●		●			●	●
Banking & Finance		●	●	●	●		●	●			●

Brand Management CEO/ Executive Management	●	●	●	●	●			●	●	●	●
Compensation	●	●	●	●	●	●	●	●	●	●	●
Environment	●	●	●	●	●	●			●	●
Governance	●	●	●	●	●	●	●	●	●	●	●
Government Relations	●	●	●		●	●			●	●
Health & Safety	●	●	●	●	●				●	●
Information Technology & Cyber Security		●		●	●					●
Labour Relations	●	●	●	●	●	●			●	●
Law - Corporate		●		●		●
Law - Labour		●				●
Maintenance	●			●	●				●
Major Construction Projects	●	●		●	●				●
Marketing		●			●	●			●
Mergers & Acquisitions		●	●	●	●		●	●			●
Operations	●	●	●	●	●				●	●
Public Board Experience		●		●	●	●	●	●	●	●	●
Public Relations					●				●
Risk Management	●	●	●	●	●	●			●	●
Sales	●		●	●	●				●
Strategic Planning	●	●	●	●	●		●	●	●	●	●

Supply Chain	●	●		●	●	●
Training & Development			●				●
Sector Knowledge
Manufacturing - General		●		●	●	●		●
Manufacturing - Discrete				●	●	●
Manufacturing - Process	●	●	●	●	●	●
Steel - Integrated	●	●	●			●
Steel - EAF	●					●

About the Nominees

The following information sets forth the names of, and certain other biographical information for, the 11 individuals proposed to be nominated for election as Directors at the Meeting.

MARY ANNE BUESCHKENS	Biographical Information and Principal Occupation

Ms. Bueschkens is a globally experienced business executive, corporate director and attorney who has extensive operational, financial and management expertise gained in the manufacturing/auto sector where she held progressive roles as President and General Counsel, Chief Executive Officer, and Vice-Chair of the Board of Directors of ABC Technologies Inc., (“ABC”) a TSX-listed global Tier 1 automotive parts supplier with 36 facilities worldwide and annual revenues exceeding $1.3 billion. Mary Anne also served as a Board and Audit Committee Member of ACPS, a private equity owned leading European automotive parts supplier. Prior to joining ABC, she was a senior tax partner with a national Canadian law firm where she was the Head of the National Tax Group and on the Executive Management Committee and advised clients on international business structuring, governance, risk mitigation and business succession planning.

Ms. Bueschkens holds a B.Sc., B.Comm and an MBA from the University of Windsor and a J.D. Law from Osgoode Hall Law School, York University, Toronto. She also is a holder of the Institute of Corporate Directors, Director designation (ICD.D) from the Rotman School of Business Management, Toronto, and has completed their certificate courses in Board Oversight of Climate Change/ESG, Business Strategy and Human Resources and Compensation Committee Effectiveness for public company boards. Ms. Bueschkens is also on the Board of Governors of the Royal Ontario Museum, Toronto.

Age: 61 Location: Oakville, Ontario, Canada Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships

N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023	Overall Attendance
Board Nominating and Governance Committee Risk Management Committee	5/5 5/5 4/4	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

Number of DSUs(6)	Market Value(1)

24,904	$249,538

MICHAEL GARCIA	Biographical Information and Principal Occupation

Michael Garcia was appointed Algoma’s Chief Executive Officer commencing in June 2022 and joined its board of directors at the same time. Mr. Garcia is a successful industrial business leader, experienced public company CEO, and board member. He is skilled at developing and executing corporate strategy, offering global experience across multiple countries and cultures with the proven ability to nurture talent and lead an organization through change. His career spans senior executive roles in numerous well-regarded companies including Alcoa Inc., Gerdau Ameristeel Inc., Evraz Inc./Evraz Highveld Steel & Vanadium Co., Federal Reserve Bank of Richmond, Domtar Inc., and Alliant Energy Inc. Since 2020, Mr. Garcia has served as a director, member of the compensation and personnel committee and member of the operations committee of Alliant Energy Inc., a Nasdaq-listed energy holding company.

Mr. Garcia holds a Bachelor degree in Computer Science from the United States Military Academy and a Master of Business Administration degree from Harvard University.

Age: 58 Location: Sault Ste. Marie, Ontario, Canada Director Since: June 2022

Status: NOT INDEPENDENT	Other Public Board Memberships

Alliant Energy Inc.

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023	Overall Attendance
Board	5/5	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

PSUs(5)		RSUs		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value

280,034	$2,805,941	166,207	$1,665,394	446,241	$4,471,335

JAMES GOUIN	Biographical Information and Principal Occupation

James Gouin served as President, Chief Executive Officer, and a member of the board of directors of Tower International, Inc. (“Tower”), a global manufacturer of engineered automotive products from 2017 until the sale of Tower in 2019. Mr. Gouin served as President of Tower during 2016 after joining the company in November 2007 as Executive Vice President and Chief Financial Officer. Prior to Tower, Mr. Gouin served as a Senior Managing Director of the corporate finance practice of FTI Consulting, Inc. (“FTI”), a business advisory firm. Before joining FTI, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007. Mr. Gouin also served on the Board of Trustees of the University of Detroit Mercy until October 2017, and the Board of Vista Maria, a non-profit corporation, until 2019. From 2015 until 2022, he served on the board, the audit committee, and the human capital and compensation committee of Exterran Corporation, an upstream oil, gas, and water solution company which was acquired by Enerflex Ltd. in October 2022. He currently serves on the board of directors and audit committee of Enerflex Ltd. Mr. Gouin received a B.B.A. from the Detroit Institute of Technology and an M.B.A. from the University of Detroit Mercy.

Age: 63 Location: Belle River, Ontario, Canada Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships

Enerflex Ltd.

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023	Overall Attendance
Board Audit Committee (Chair) Human Resources and Compensation Committee Risk Management Committee	5/5 4/4 1/1 (8) 4/4	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

Number of DSUs(6)	Market Value(1)

27,549	$276,041

ANDY HARSHAW	Biographical Information and Principal Occupation

Andy Harshaw earned a Metallurgical Engineering degree at McMaster University in 1987, and subsequently joined Dofasco as an entry-level Research Engineer. Over the ensuing years, he grew to ever more senior roles within the Dofasco organization. In 2004, he was named Works Manager and in 2005 was promoted to Vice President, Manufacturing. He stayed with Dofasco through its sale to Arcelor and ultimate transition to ArcelorMittal USA. In 2008, he took on responsibilities at ArcelorMittal USA in Burns Harbor, Indiana as the Vice President, Operations. In this role, he managed all operations including technology, safety and quality for all flat rolled and plate operations. He was ArcelorMittal USA’s Chief Executive Officer when he retired from full-time executive work in December 2016.

Age: 68 Location: Grimsby, Ontario, Canada Director Since: August 2021

Status: INDEPENDENT	Other Public Board Memberships

N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023	Overall Attendance
Board (Chair) Audit Committee Operations and Capital Projects Committee (Chair)	5/5 4/4 18/18	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

DSUs(6)		Replacement LTIP Awards		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value

35,068	$351,381	28,700	$287,574	63,768	$638,955

AVE G. LETHBRIDGE	Biographical Information and Principal Occupation

Ms. Lethbridge is a corporate director and former Executive Vice-President, Chief Human Resources and Safety & Ethics Officer of Toronto Hydro Corporation, an electric utility and energy service company, a position that she held from 2013 until her retirement in December 2021. Since 1998, she held various progressive senior executive leadership positions with Toronto Hydro encompassing human resources, environment, health and safety, business continuity and pandemic incident command, corporate social responsibility, sustainability (ESG), climate change strategy targets, mergers and restructuring, executive succession, enterprise risk, security & crisis management, regulatory compliance, strategy, technology change and innovation, government relations, and corporate governance. From 2002 to 2004 she was Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 to 2007 she was Vice President, Human Resources and Organizational Effectiveness; and from 2008 to 2013 she was Vice President, Organizational Effectiveness and Environment Health and Safety. Her over 30 years human resources experience also includes the gas, utility and telecom industry. Ms. Lethbridge has served on the board of directors of Kinross Gold Corporation (“Kinross”), a TSX and New York Stock Exchange-listed issuer, since 2015, and currently serves as the chair of the human resource and compensation committee and a member of the corporate governance and nominating committee . She previously served on the audit and risk committee of Kinross from 2015-2018 and the corporate responsibility and technical committee from 2018-2019.

Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, with included international consulting experience in the U.S., China and Mexico. She has completed the Directors’ Education Program from the Institute of Corporate Directors at the University of Toronto’s Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive and holds a Climate & Biodiversity Certificate and Designation (CCB.D) from Competent Boards. In 2021, she was the recipient of the Lifetime Achievement award (2021 OEA Energy Awards) from the Ontario Energy Association.

Age: 61 Location: Toronto, Ontario, Canada Director Since: September 2022

Status: INDEPENDENT	Other Public Board Memberships

Kinross Gold Corporation

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023(7)	Overall Attendance
Board Human Resources and Compensation Committee Risk Management Committee	3/3 N/A(8) 1/1	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

Number of DSUs(6)	Market Value(1)

21,403	$214,458

MICHAEL MCQUADE	Biographical Information and Principal Occupation

Michael McQuade served as the Chief Executive Officer of Algoma from March 2019 until June 2022 and he continued to serve as an executive of the Company until his retirement effective August 1, 2022. Mr. McQuade has served on Algoma’s board of directors since March 2021 and continues to do so following his retirement as Chief Executive Officer. Prior to joining Algoma, Mr. McQuade acquired more than 35 years of progressive experience at Stelco Inc. (“Stelco”) – a Canadian steel producer. During his first 25 years at Stelco, he moved through a variety of roles in finance, accounting, operations and sales. In 2007, he was promoted to Vice President, Finance at Stelco and played a critical role in that year’s sale to U.S. Steel. He carried on after the sale as the General Manager, Finance for U.S. Steel Canada, and in 2010 was appointed Chief Financial Officer for U.S. Steel Canada. In his final executive role, as President of Stelco/U.S. Steel Canada, he led a successful financial restructuring and sale while under Canadian Companies’ Creditors Arrangement Act (“CCAA”) protection, which separated Stelco from U.S. Steel. He retired from Stelco in March 2018. Mr. McQuade holds a bachelor of mathematics degree from the University of Waterloo as well as the CPA, CMA and Chartered Director designations.

Age: 65 Location: Grimsby, Ontario, Canada Director Since: March 2021

Status: NOT INDEPENDENT	Other Public Board Memberships

N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023	Overall Attendance
Board Operations and Capital Projects Committee Risk Management Committee	5/5 18/18 4/4	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

DSUs(6)		RSUs		PSUs(5)		Replacement LTIP Awards		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value(1)	Number	Market Value	Number	Market Value

17,595	$176,302	39,109	$391,872	18,521	$185,580	1,572,021	$15,751,650	1,647,245	$16,505,404

SANJAY NAKRA	Biographical Information and Principal Occupation

Sanjay Nakra is a senior corporate finance leader with over two decades of Investment Banking experience in Europe, US, and Canada. He has a proven track record as a trusted advisor to business leaders and has worked closely with management teams in various industry sectors, delivering timely strategic advice. He has held progressively senior roles, most recently, Mr. Nakra was the Managing Director and Co-Group Head, Diversified Industries for TD Securities from 2010-2021. In this role, he led a team covering a variety of industry sectors, including industrials, auto, engineering & construction, retail, chemicals, downstream energy and healthcare. He also served as Managing Director and Group Head, Technology and Infrastructure, Investment Banking at TD Securities from 2006-2010. In this role, he led a team covering industry sectors including software, technology services, hardware, engineering and construction, and healthcare.

Mr. Nakra serves on the Board of Directors of Canadian General Investments, Limited, a closed-end equity fund listed on the TSX and the London Stock Exchange. He also serves on the Board of Directors of Nuralogix Corporation and is a member of the Board of Directors and Chair of the Nominating and Governance Committee of Soulpepper Theatre Company.

Mr. Nakra holds a Chartered Accountant (CA) designation from the Institute of Chartered Accountants of Ontario, Master of Business Administration (MBA) from Schulich School of Business, and a Bachelor of Arts from York University.

Age: 53 Location: Toronto, Ontario, Canada Director Since: September 2022

Status: INDEPENDENT	Other Public Board Memberships

Canadian General Investments, Limited

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023(7)	Overall Attendance
Board Audit Committee Nominating and Corporate Governance Committee	3/3 2/2 2/2	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

Number of DSUs(6)	Market Value(1)

14,268	$142,965

ERIC S. ROSENFELD	Biographical Information and Principal Occupation

Eric Rosenfeld has been the President and Chief Executive Officer of Crescendo Partners, L.P., a New York based investment firm, since its formation in November 1998. Prior to forming Crescendo Partners, he held the position of Managing Director at CIBC Oppenheimer and its predecessor company, Oppenheimer & Co., Inc., for 14 years. Mr. Rosenfeld currently serves as a director for several companies. Mr. Rosenfeld is on the board of Pangaea Logistics Solutions Ltd. (“Pangaea”), a maritime logistics and shipping company (as well as the compensation committee and nominating committee of Pangaea) and Aecon Group, Inc., a construction company. Mr. Rosenfeld has also served as Chairman and CEO for Arpeggio Acquisition Corporation, Rhapsody Acquisition Corporation, Trio Merger Corp., Quartet Merger Corp. and Harmony Merger Corp., all blank check corporations that later merged with Hill International, Primoris Services Corporation, SAExploration Holdings, Pangaea Logistics Solutions Ltd. and NextDecade Corporation, respectively. Mr. Rosenfeld has also served as the Chief SPAC Officer of Legato Merger Corp. and Legato Merger Corp II., blank check corporations that later merged with a subsidiary of the Company and Southland Holdings, respectively. Mr. Rosenfeld is also currently the CEO of Allegro Merger Corp., a non-listed shell company. He was also a director of Primo Water Corporation (formerly Cott), a leading water delivery and filtration company, CPI Aero (Chairman Emeritus), a company engaged in the contract production of structural aircraft parts, Canaccord Genuity Group, a full-service financial services company, NextDecade Corporation, a development stage company building natural gas liquefaction plants, Absolute Software Corp., a leader in firmware-embedded endpoint security and management for computers and ultraportable devices, AD OPT Technologies, an airline crew planning service, Sierra Systems Group Inc., an information technology, management consulting and systems integration firm, Emergis Inc., an electronic commerce company, Hill International, a construction management firm, Matrikon Inc., a company that provides industrial intelligence solutions, DALSA Corp., a digital imaging and semiconductor firm, HIP Interactive, a video game company, GEAC Computer, a software company, Computer Horizons Corp. (Chairman), an IT services company, Pivotal Corp., a cloud software firm, Call-Net Enterprises, a telecommunication firm, Primoris Services Corporation, a specialty construction company and SAExploration Holdings, a seismic exploration company. Mr. Rosenfeld is a regular guest lecturer at Columbia Business School and has served on numerous panels at Queen’s University Business Law School Symposia, McGill Law School, the World Presidents’ Organization and the Value Investing Congress. He is a senior faculty member at the Director’s College. He is a guest lecturer at Tulane Law School. He has also been a guest host on CNBC. Mr. Rosenfeld received an A.B. in economics from Brown University and an M.B.A. from the Harvard Business School.

Age: 66 Location: New York, New York, United States Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships
Pangaea Logistics Solutions Ltd. Aecon Group

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023	Overall Attendance
Board Nominating and Governance Committee	5/5 5/5	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

Shares		DSUs(6)		Total

Number(2)	Market Value(1)	Number	Market Value(1)	Number	Market Value

2,115,880	$21,201,118	49,463	$495,619	2,165,343	$21,696,737

GALE RUBENSTEIN	Biographical Information and Principal Occupation

Gale Rubenstein is an experienced board director with deep expertise in corporate pensions and regulatory matters, corporate governance, restructuring and crisis management. She has spent over 40 years of her career with Goodmans LLP, including as a partner from 1986 to 2020, becoming counsel in January 2021. Ms. Rubenstein’s board experience includes the University Pension Plan Ontario – Inaugural Chair Board of Trustees since 2019, board member of the Scarborough Health Network since 2019 and of the Scarborough Health Network Research Institute since its inception in 2021, board member of Hydro One from 2007-2018, and board member of the Canadian Lawyers Liability Assurance Society from 1990-2012. She was also a member of the Executive Committee and the Partners Compensation Committee at Goodmans LLP. Ms. Rubenstein is a member of the Law Society of Ontario and a Fellow of the Insolvency Institute of Canada. She received her LL.B. from Osgoode Hall Law School.

Age: 70 Location: Toronto, Ontario, Canada Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships

N/A

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023	Overall Attendance
Board Human Resources and Compensation Committee Nominating and Governance Committee (Chair) Risk Management Committee	5/5 N/A(8)(9) 5/5 4/4	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

Number of DSUs(6)	Market Value(1)

26,886	$269,398

ANDREW SCHULTZ	Biographical Information and Principal Occupation

Andrew E. Schultz has had a varied career, applying an operational, legal and financial background to a wide range of businesses. He joined Holding Capital Group in 1999, a private equity firm focusing on under-performing middle market companies. His experience includes senior management positions at several companies and as general counsel to Greenwich Hospital and its board in Greenwich, CT, where, in addition to legal responsibilities (including leading the merger with Yale-New Haven Health System), was project executive for a $100 million expansion and new construction program. He has also practiced corporate, health care and administrative law. For the past 10 years, Mr. Schultz has served as an independent director for a variety of restructured companies (including publicly listed) across a wide range of industries, including Niagara LaSalle Steel. He currently serves as a director of Seadrill Limited (NYSE: SDRL; XOAS: SDRL), a deepwater drilling contractor. Additionally, he has been an advisor and consultant to numerous boards and companies, specializing in distressed or underperforming assets with a focus on value maximizing and out-of-court solutions. Mr. Schultz completed his undergraduate and graduate work in economics and in geography at Clark University, in Worcester, MA, and received his law degree from Fordham University in New York, NY.

Age: 68 Location: New Canaan, Connecticut, United States Director Since: August 2021

Status: INDEPENDENT	Other Public Board Memberships

Seadrill Limited

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023	Overall Attendance
Board Audit Committee Human Resources and Compensation Committee (Chair) Operations and Capital Projects Committee Risk Management Committee (Chair)	5/5 4/4 1/18) 18/18 4/4	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

DSUs(6)		Replacement LTIP Awards		Total

Number	Market Value(1)	Number	Market Value(1)	Number	Market Value

29,005	$290,630	28,700	$287,574	57,705	$578,204

DAVID D. SGRO	Biographical Information and Principal Occupation

Mr. Sgro is the Director of Research of Jamarant Advisors, an investment partnership. He has been involved in the management of seven (7) prior Special Purpose Acquisition Companies, including Legato, and has served on the board of thirteen (13) public companies in the US and Canada. Mr. Sgro is a director and chairman of the audit committee of Pangaea Logistics Solutions (NASDAQ:PANL), serves on Pangaea’s compensation committee, and previously served as chairman of the board of Hill International and the vice chairman of Legato Merger Corp. II (NASDAQ:LGTO). Mr. Sgro has also served as the Chief Executive Officer and a director of Legato. He previously served as Chief Operating Officer of Allegro Merger Corp. since August 2017 and its chairman of the board since April 2018 and served as its Chief Financial Officer from November 2017 until April 2018. Mr. Sgro also held numerous positions with Crescendo Partners, L.P., from December 2005 until January 2022, including as a Senior Managing Director starting in December 2014. Mr. Sgro holds an MBA from Columbia Business School and a Bachelor of Science from The College of New Jersey.

Age: 47 Location: Princeton Junction, New Jersey, United States Director Since: October 2021

Status: INDEPENDENT	Other Public Board Memberships

Pangaea Logistics Solutions Ltd.

Board / Committee Memberships	Attendance at Regular Meetings in Fiscal 2023	Overall Attendance
Board Audit Committee Operations and Capital Projects Committee	5/5 4/4 N/A(10)	100%

Securities Beneficially Owned or Controlled (as at August 1, 2023)

Shares		DSUs(6)		Total

Number(3)(4)	Market Value(1)	Number	Market Value(1)	Number	Market Value

1,277,377	$12,799,318	24,904	$249,538	1,296,821	$13,048,856

     Notes:

(1)	These amounts were determined by multiplying the number of securities by the closing price of the Shares on the TSX on August 1, 2023, being $10.02 per share.
(2)	Includes 36,794 Shares issuable upon the exercise of warrants, which warrants became exercisable on November 18, 2021.
(3)

David D. Sgro beneficially owns, controls or directs, directly or indirectly 507,937 Shares through trusts established for Mr. Rosenfeld’s children (the “Rosenfeld Children’s Trusts”). Mr. Sgro is the trustee of the Rosenfeld Children’s Trusts and has sole voting and dispositive power over the shares held by the Rosenfeld Children’s Trusts. Mr. Sgro disclaims beneficial ownership of such shares except to the extent of his ultimate pecuniary interest therein.

(4)	Includes 5,460 Shares issuable upon the exercise of warrants, which warrants became exercisable on November 18, 2021.
(5)

The amounts of PSUs disclosed reflects the maximum number of Shares which may become issuable upon achieving the upper level performance condition which is 20% above the performance target, regardless of whether these PSUs have been earned as of the date hereof. The minimum number of Shares which may become issuable upon vesting and exercise of the PSUs is nil.

(6)

The amounts of DSUs disclosed reflect the maximum number of Shares which may become issuable upon vesting and exercise of the DSUs, regardless of whether these DSUs have been earned as of the date hereof.

(7)

Ms. Lethbridge and Mr. Nakra were elected as Directors at the Company’s annual general meeting of shareholders held on September 20, 2022, and attended all Board and committee meetings held following the date of their election.

(8)

The Human Resources and Compensation Committee held one formal meeting in Fiscal 2023, at which time the members of the committee were Andrew Schultz, James Gouin and Brian Pratt (who resigned as a director in March 2023). The Human Resources and Compensation Committee held additional informal meetings and acted four times via unanimous written resolution, in Fiscal 2023. The committee has met formally twice in the fiscal year ending March 31, 2024 as of the date of this Circular.

(9)	Ms. Rubenstein was appointed to the Human Resources and Compensation Committee on June 20, 2023, following the end of Fiscal 2023.
(10)	Mr. Sgro was appointed to the Operations and Capital Projects Committee on June 21, 2023, following the end of Fiscal 2023.

Informal Meetings of the Board

During Fiscal 2023, in addition to the regular meetings disclosed above, the Board held informal monthly discussions with the Board and management.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, during the past 10 years, other than as set out below, no nominee proposed for election has been a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days while the nominee was acting in such capacity; or

(b)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the nominee ceased to act in such capacity and which resulted from an event that occurred while the nominee was acting in such capacity.

David Sgro served as a director of Hill International, Inc. (“Hill”) from August 2016 until December 2022, and chairman of the board of directors from October 2018 until December 2022. On August 13, 2018, the New York Stock Exchange (the “NYSE) determined to commence proceedings to delist the common stock of Hill and suspended trading in Hill’s common stock on the NYSE (the “Trading Suspension”), as a result of Hill’s failure to file its annual report for the period ended December 31, 2017, quarterly reports for the period ended March 31, 2018 and June 30, 2018. The NYSE did not pursue delisting proceedings and lifted the Trading Suspension on October 18, 2018, upon Hill filing the required periodic reports with the SEC.

To the knowledge of the Company, other than as set out below, during the past 10 years, no nominee proposed for election has been a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets.

Michael McQuade served as an officer of Stelco, formerly U.S. Steel Canada Inc., during the period before and after Stelco filed for creditor protection under the CCAA in Canada on September 16, 2014. The sale and investment solicitation process for Stelco to market its business and assets for sale or recapitalization was approved on January 12, 2016. On June 30, 2017, Stelco emerged from CCAA proceedings through the implementation of a CCAA plan, pursuant to which Bedrock Industries L.P. indirectly acquired substantially all of Stelco’s operating assets and business on a going concern basis through acquisition of all of the outstanding shares of Stelco.

Personal Bankruptcies

To the knowledge of the Company, no nominee proposed for election has, within the 10 years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or director appointed to hold the assets of the nominee.

Penalties or Sanctions

No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

3.	Appointment of Auditors

The audit committee of the Company (the “Audit Committee”) recommends to the Shareholders that Deloitte LLP (“Deloitte”) be appointed as the independent auditor of the Company, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

Deloitte has been the auditor of the Company since 2018. The persons named in the form of proxy and voting instruction form, if not expressly directed to the contrary in such form of proxy or voting instruction form, will vote such proxies in favour of a resolution to appoint Deloitte as auditors of the Company and to authorize the Directors to fix Deloitte’s remuneration.

Audit Committee Information

Reference is made to the Company’s current Annual Information Form for information relating to the Audit Committee, which is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR, as part of the Company’s annual report on Form 40-F, at www.sec.gov. Upon request, the Company will promptly provide a copy of the Annual Information Form free of charge to a securityholder of the Company. A copy of the Audit Committee charter is available on the Company’s website at www.algoma.com.

COMPENSATION

Compensation Governance

Human Resources and Compensation Committee

We maintain a human resources and compensation committee (the “Human Resources and Compensation Committee”) consisting of at least three independent Directors. The Human Resources and Compensation Committee consists of four directors, each of whom is independent within the meaning of the Nasdaq corporate governance rules, National Policy 58-201 – Corporate Governance Guidelines and the Exchange Act (collectively, the “Applicable Rules”), and each of whom satisfies any additional compensation committee membership requirements of the Applicable Rules. The members of our Human Resources and Compensation Committee are Messrs. Schultz and Gouin, and Mses. Lethbridge and Rubenstein. Mr. Schultz serves as the chair of the committee. In determining the independence of any director who serves on the Human Resources and Compensation Committee, the Board considered all factors specifically relevant to determining whether a director has a relationship to Algoma which is material to that director’s ability to be independent from management in connection with the duties of a committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by Algoma to such director; and (ii) whether such director is affiliated with Algoma, a subsidiary of Algoma or an affiliate of a subsidiary of Algoma.

Each member of the Human Resources and Compensation Committee has direct experience relevant to his responsibilities in executive compensation. Our Board has adopted a Human Resources and Compensation Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include:

•	reviewing and making recommendations to the Board with respect to the compensation of directors of Algoma;

•

reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of those goals and objectives;

•

reviewing and making recommendations to the Board with respect to the compensation of the Chief Executive Officer and, based on the recommendation of the Chief Executive Officer, the other members of the executive management group, including salary, incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements and change of control arrangements or provisions, and any special or supplemental benefits;

•	recommending awards under the incentive compensation and equity-based compensation plans of Algoma;

•	reviewing and approving the implementation or revision of any clawback policy allowing Algoma to recoup compensation paid to senior executive officers and other employees; and

•

from time to time, as appropriate, reviewing Algoma’s policies on salary administration, pay and employment equity, basic incentive and total cash compensation, retirement benefits, and long-term incentives and recommending changes to the Board if appropriate.

Further particulars of the process by which compensation for our executive officers is determined is provided under “Compensation – Compensation Governance – Principal Elements of Compensation”.

Overview

The compensation discussion and analysis below sets out our philosophy for compensating our executive officers, and explains how our policies and practices implement that philosophy.

We are led by an experienced management team with vast industry knowledge and a deep understanding of client needs. The senior management team, combined, have over 175 years working in the steel industry.

The following discussion describes the significant elements of the compensation of our Chief Executive Officer; former Chief Executive Officer; Chief Financial Officer; Vice President – Strategy & Chief Legal Officer, Vice President – Strategic Transformation, Vice President – Maintenance & Operating Services and former Chief Commercial Officer (collectively, the “named executive officers” or “NEOs”) during the fiscal year ended March 31, 2023. They were:

•	Michael Garcia, Chief Executive Officer;

•	Michael McQuade, Former Chief Executive Officer;

•	Rajat Marwah, Chief Financial Officer;

•	John Naccarato, Vice President – Strategy & Chief Legal Officer;

•	Mark Nogalo, Vice President – Strategic Transformation; and

•	Loris Molino, Vice President – Maintenance and Operating Services.

Michael McQuade was replaced by Michael D. Garcia as Chief Executive Officer effective June 1, 2022, and retired effective August 1, 2022. In addition, Mr. Naccarato acted as Interim Head of Operations for the Company from November 2022 until June 2023, when Michael Panzeri was appointed as Senior Vice President – Production.

Compensation Discussion and Analysis

The compensation discussion and analysis below sets out our philosophy for compensating our executive officers and Directors, and explains how our policies and practices implement that philosophy. Our compensation program continues to develop. The current framework was designed with input from a variety of different stakeholders, to achieve the general objectives outlined below in a simple and easy-to-understand format. We evaluate our compensation program on an annual basis and, as a new public company, expect that the program may become more comprehensive as the Company continues to grow.

Compensation Objectives

To succeed in the North American steel industry and to achieve its business and financial objectives, Algoma needs to attract, retain and motivate a highly talented team of executive officers. Algoma’s compensation philosophy is designed to align the compensation provided to its executives, including the Named Executive Officers, with the achievement of business objectives, while also enabling Algoma to attract, motivate and retain individuals who contribute to Algoma’s long-term success. The Board seeks to compensate executive officers by combining short-term cash and long-term equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Company’s performance. The Company’s philosophy is to pay fair, reasonable and competitive compensation with a significant equity-based component in order to align the interests of the Company’s executive officers with those of its shareholders.

We have designed our executive officer compensation program to achieve the following objectives:

•	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers whose knowledge, skills and performance are critical to our success;

•	motivate our executive officers to achieve our business and financial objectives;

•	align the interests of our executive officers with those of our Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive officers and provide a strong pay-for-performance relationship.

We will continue to evaluate our philosophy and compensation program as circumstances require and will continue to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, including the ability to attract and retain key employees and to adapt to growth and other changes in the Company’s business and industry.

In addition, we also understand that our Shareholders have a meaningful interest in our executive compensation practices and believe that our Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board and the Human Resources and Compensation Committee have used to make executive compensation decisions. As a result, the Board and the Human Resources and Compensation Committee intend to consider, in the near future, the implementation of a “say on pay” vote at a future annual general meeting, offering Shareholders an opportunity to cast an advisory and non-binding vote on Algoma’s approach to executive compensation.

Compensation Consultant

In the fiscal years ended March 31, 2022 and March 31, 2023, the Human Resources and Compensation Committee engaged Meridian Compensation Partners (“Meridian”), an independent consulting firm, to provide services in connection with executive officer and director compensation matters, including, among other things, to:

•	provide advice on the Company’s compensation peer group for the purposes of benchmarking executive pay;

•	benchmark executive pay levels to determine market pay levels, using both the compensation peer group (as listed below) and survey data for similarly-sized companies within the same industry;

•	provide commentary on the competitiveness of the executive and director compensation program, including incentive design;

•	develop annual and long-term compensation program structures; and

•	provide market data on director compensation matters.

The Human Resources and Compensation Committee considered the information provided by Meridian and the recommendations it made in connection with the above. However the decisions made regarding final compensation were made by, and are the responsibility of, the Board on recommendation of the Human Resources and Compensation Committee.

The following table summarizes the fees billed by Meridian, in respect of services provided to the Company in Fiscal 2023 (as defined below) and the fiscal year ended March 31, 2022 (“Fiscal 2022”):

	Fiscal 2023	Fiscal 2022
Executive Compensation-Related Fees	$9,886.37	$63,874.62
All Other Fees	Nil	Nil

Meridian does not provide any services to the Company other than directly to the Human Resources and Compensation Committee or as approved and overseen by the Human Resources and Compensation Committee.

As part of its engagement with Meridian, the Company has determined that its peer group for the purpose of benchmarking executive and director compensation, includes the following comparable public companies, as of the date hereof: Algoma Central Corporation, Allegheny Technologies Incorporated, Arch Resources, Inc., Carpenter Technology Corporation, Century Aluminum Company, Commercial Metals Company, GrafTech International Ltd., Olympic Steel, Inc., Peabody Energy Corporation, Russel Metals Inc., Schnitzer Steel Industries, Inc., Stelco Holdings Inc., TimkenSteel Corporation, Warrior Met Coal, Inc., Worthington Industries, Inc., Canfor Pulp Products Inc., Haynes International, Inc., Shawcor Ltd. and Western Forest Products Inc.

It is the intention of the Human Resources and Compensation Committee to continue to use both a compensation peer group and size- and industry-appropriate survey data to inform annual compensation decisions. In anticipation of the annual compensation review process for our NEOs, the peer group and survey data size ranges will be revisited annually to ensure alignment with our growth profile.

Principal Elements of Compensation

The following discussion supplements the more detailed information concerning executive compensation provided below under “Compensation in Fiscal 2023” and “Summary Compensation Table – Named Executive Officers”. For the purposes of this Information Circular, “Fiscal 2023” is defined as the twelve-month period ended March 31, 2023.

The compensation of the named executive officers includes three principal elements: (i) base salary; (ii) short-term incentives; and (iii) long-term incentives, which may consist of options, restricted share units (“RSUs”) and performance share units (“PSUs”) granted under the omnibus incentive plan (the “Omnibus Incentive Plan”) (and currently consists of RSUs and PSUs), each as described in further detail below. Perquisites and personal benefits are generally not a significant element of compensation of our executive officers.

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features

Base Salary	Cash	• Provides appropriate fixed compensation to assist in retention and recruitment • Rewards skills, knowledge and experience

•  Determined by considering the total individual compensation package and our overall compensation philosophy

•  Factors considered include scope or breadth of responsibilities, competencies and prior relevant experience, market demand and compensation paid in the market for similar positions

•  Adjustments determined annually based on success in meeting or exceeding individual objectives and market competitiveness

•  Adjustments may be made throughout the year as warranted to reflect promotions, scope or breadth of role or responsibility and to maintain market competitiveness

Short-Term Incentives	Cash

•  Motivates executives to achieve strategic business and financial objectives of the Company, particularly annual financial performance targets

•  Rewards financial and strategic achievements of the Company as well as, where applicable, the individual contribution to the Company’s performance

• Annual bonuses determined based on overall corporate performance and individual employee performance

Long-Term Incentives	RSUs and PSUs (and ability to grant options)	• Provides management with a strong link to long-term corporate performance and the creation of Shareholder value • Assists in retention of successful executives and recruitment of employees

•  Variable element of compensation

•  Human Resources and Compensation Committee determines the grant size and terms to be recommended to the Board

•  Human Resources and Compensation Committee and Board determine structure in terms of quantum and instrument mix

•  Factors considered include individual’s position, scope of responsibility, contributions to the Company’s success, historic and

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features
recent performance, current equity holdings, and the value of the awards in relation to other elements of the Named Executive Officers’ total compensation in respect of any grants

Compensation Risk

The Human Resources and Compensation Committee and Nominating and Governance Committee are responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning and compensation policies, processes and practices. The Human Resources and Compensation Committee also ensures that compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile. The Human Resources and Compensation Committee’s oversight includes setting objectives, evaluating performance and ensuring that total compensation paid to our NEOs and various other key executive officers and key managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program.

We have certain policies and procedures in place to mitigate any risk associated with our compensation program, including the following:

•

The Company’s insider trading policy (the “Insider Trading Policy”) provides that all Directors, officers and employees of the Company and any of its subsidiaries, and their respective associates (including immediate family members who reside in the same home as that person) are prohibited from (i) selling “short” any of the Company’s securities; (ii) purchasing or selling puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) engaging in hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; or (iv) purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or common shares of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such person as compensation or held directly or indirectly by such person.

•

A substantial portion of executive pay is delivered through long-term incentives, which focuses executives on sustained, long-term Shareholder value creation. Although discretionary, long-term incentives are expected to be awarded annually, with overlapping vesting periods, ensuring that executives remain exposed to the longer-term risks of their decision making through unvested equity incentives.

•

Options, RSUs and PSUs typically vest over a period of time. In addition, RSUs and PSUs become eligible to vest on the vesting date, based on the fulfillment of certain employment and operational performance metrics; such as the Company having positive Adjusted Net Income; continuing employment through the fiscal year; and in the case of PSUs, productivity and ESG goals, which collectively act to further mitigate against the potential for inappropriate short-term risk-taking.

•

The Human Resources and Compensation Committee has discretion over the incentive awards granted to the executive team, thereby providing oversight of the total value awarded. In addition, the Board evaluates and approves the compensation packages for each of the Company’s Named Executive Officers that are recommended by the Human Resources and Compensation Committee each year, which provides a further level of oversight.

•

From time to time, the Human Resources and Compensation Committee reviews the compensation program currently in place to identify any risks related to compensation. The Human Resources and Compensation Committee is currently reviewing all of its compensation governance policies, and commits to implementing a share ownership guideline policy covering the Board, Chief Executive Officer and key executive officers in fiscal 2024, aligned with good governance practices in North America.

Omnibus Incentive Plan Awards

The Company has adopted an Omnibus Incentive Plan which allows our Board to grant long-term equity- based awards, including options, RSUs, PSUs and deferred share units (“DSUs”) to eligible participants. The purpose of the Omnibus Incentive Plan is to, among other things: (a) provide the Company with a mechanism to attract, retain and motivate qualified Directors, officers, employees and consultants of the Company, including its subsidiaries, (b) reward Directors, officers, employees and consultants that have been granted awards under the Omnibus Incentive Plan for their contributions toward the long-term goals and success of the Company, and (c) enable and encourage such Directors, officers, employees and consultants to acquire Shares as long- term investments and proprietary interests in the Company. The material features of the Omnibus Incentive Plan, including the types of awards granted thereunder, are summarized under “Equity Incentive Plans – Omnibus Incentive Plan – Material Features of the Omnibus Incentive Plan”.

Prior to adoption of the Omnibus Incentive Plan, Algoma Steel Holdings Inc., a wholly-owned subsidiary of the Company, adopted a long-term incentive plan on May 13, 2020 (the “Legacy Incentive Plan”), pursuant to which certain LTIP awards (the “LTIP Awards”) were granted to employees and directors of Algoma Steel Holdings Inc. and its affiliates. Algoma’s Named Executive Officers were generally awarded an initial grant of LTIP Awards in connection with their commencement of employment with Algoma. In connection with the completion of the merger (the “Merger”) by a subsidiary of the Company with Legato Merger Corp. in October 2021, each outstanding LTIP Award that had vested was exchanged for a replacement LTIP Award (the “Replacement LTIP Awards”). Each Replacement LTIP Award may be exchanged for one Share of the Company at a nominal exercise price of approximately $0.01. The Legacy Incentive Plan was discontinued following the Merger and no additional LTIP Awards will be issued under the Legacy Incentive Plan. For further information regarding the Legacy Incentive Plan, see “Equity Incentive Plans – Legacy Incentive Plan”.

In addition, in connection with the Merger, certain Shareholders and each holder of Replacement LTIP Awards (including the NEOs) were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain conditions were met as at December 31, 2021 and thereafter (the “Earnout Rights”). Each Earnout Right represents the right to receive one Share of the Company.

As at December 31, 2021, all requisite conditions were satisfied in respect of the Earnout Rights held by non-management Shareholders. On February 9, 2022, the Company issued 35,883,692 Shares in connection with the Earnout Rights granted to non-management Shareholders. As at March 31, 2023, 1,537,184 Earnout Rights held by holders of Replacement LTIP Awards remained outstanding.

Performance Graphs

The graphs below compare the cumulative total Shareholder return (“TSR”) of (i) C$100 invested in Shares on TSX with the cumulative total return of the S&P/TSX Composite Index and (ii) US$100 invested in Shares on Nasdaq with the cumulative total return of the Nasdaq 100 Index for the period the Company has been a reporting issuer (from October 20, 2021 to March 31, 2023). During this period, the cumulative TSR for $100 invested in the Shares was $76 on TSX, as compared to $95 for the S&P/TSX Composite Index, and was US$69 on Nasdaq, as compared with US$86 for the Nasdaq 100 Index.

Over the same timeframe, results on the Company’s Corporate Scorecard (which drive a portion of the Company’s short-term incentives) have directionally aligned with the Company’s Share price performance. In addition, as all of Algoma’s long-term incentive awards are in the form of equity, the value of which aligns with the Company’s financial performance and the value of its equity over the lifetime of the award, the value realized and the realizable value of these awards, rather than their grant date value, is tied directly to Algoma’s Share price. The PSUs, which are linked as to 90% to productivity targets (hours worked per ton of prime steel shipped and prime shipment net tons) and as to 10% to ESG goals (coke oven stack opacity, annual average percentage of coke oven door emissions, controllable absenteeism), generally pay out in relation to the Company’s Share price performance (29.6% of target for Fiscal 2023). Each of the PSUs and RSUs precisely track the underlying value of the Share price, so there is 100% alignment with Share price performance over the same timeframe.

Compensation – Named Executive Officers

Compensation in Fiscal 2023

The total compensation amounts earned by the named executive officers in respect of Fiscal 2023 are set out in the table below under “Summary Compensation Table – Named Executive Officers”. The following sections provide details on each of the elements of compensation actually earned in respect of Fiscal 2023.

Base Salary

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries for executive officers are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions and the market demand for such executive officers. An executive officer’s base salary is determined by taking into consideration the executive officer’s total compensation package and the Company’s overall compensation philosophy. Base salaries for the Named Executive Officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Adjustments to base salaries will be determined annually and may be increased based on factors such as the executive officer’s success in meeting or exceeding individual objectives and an assessment of the competitiveness of the then current compensation. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Base salaries of the named executive officers of the Company in respect of Fiscal 2023 were as follows:

Name and Principal Position	Base Salary

Michael Garcia(1) Chief Executive Officer	US$625,000

Michael McQuade(2) Former Chief Executive Officer	$301,384

Rajat Marwah Chief Financial Officer	$440,000

John Naccarato(3) Vice President – Strategy and Chief Legal Officer	$417,091

Mark Nogalo Vice President – Strategic Transformation	$345,000

Loris Molino(4) Vice President – Maintenance and Operating Services	$273,000

Notes:

(1)

Mr. Garcia joined Algoma as Chief Executive Officer on June 1, 2022. The base salary reflected above for Mr. Garcia in respect of Fiscal 2023 reflects compensation for a partial period. The annualized salary for Mr. Garcia for Fiscal 2023 was US$750,000.

(2)

Mr. McQuade resigned as Chief Executive Officer effective June 1, 2022, and retired effective August 1, 2022. The compensation amounts included for Mr. McQuade in respect of Fiscal 2023 reflect compensation for a partial period. The annualized salary for Mr. McQuade for Fiscal 2023 was $904,151.

(3)	Mr. Naccarato acted as Interim Head of Operations for the Company from November 2022 until June 2023, when Michael Panzeri was appointed as Senior Vice President – Production.
(4)

The above table reflects compensation paid to Mr. Molino both in his non-executive capacity as General Manager – Reliability and Environmental Control, as well as his compensation in his executive capacity as Vice President – Maintenance and Operating Services which he commenced on October 1, 2022. The annualized salary for Mr. Molino, in his executive role of Vice President – Maintenance and Operating Services is $300,000.

Short-Term Incentives

In accordance with the terms of their respective employment agreements, certain of Algoma’s Named Executive Officers and other executive officers are eligible to receive discretionary annual bonuses based on individual performance, company performance or otherwise as may be determined by the Board from time to time.

The performance-based annual bonuses are paid in cash and are designed to motivate and reward NEOs for progress as measured against the Company’s strategic business and financial objectives. The target eligible percentage of base salary is calibrated to market median level and is provided for in the named executive officers’ individual employment agreements, with any adjustments approved by the Board.

In Fiscal 2023, annual bonuses were determined based on a combination of financial and non-financial metrics. The financial metrics relating to compensation for Fiscal 2023 are set out in the table below. Algoma achieved 0% on the corporate metrics (EBITDA, Cash Flow and Safety) (collectively, the “Corporate Scorecard”), as performance did not meet the Board-approved targets and thresholds set out in the table below. As a result, aligned with the Company’s strong pay-for-performance philosophy, the corporate portion of the short-term incentives (which determines 70% of the payout of the CEO and 60% for other NEOs) paid out at 0%.

	EBITDA ($ million)	Adjusted Cash Flow from Operations(1) ($ million)		Safety – Lost Time Injury(2)

0% Achievement	<535.0	<305.0	0% Achievement	>0.24

100% Achievement	662.0	386.0	100% Achievement	0.17 to 0.20

200% Achievement	1,315.0	775.0	130% Achievement	<0.13

Actual Performance	452.30	181.90	Actual Performance	0.26

Notes:

(1)	Calculated as cash flow from operations of $362.3 million, less net change in working capital of $178.7 million, less environmental liabilities paid of $1.7 million.
(2)	Calculated as the number of lost time injuries multiplied by 200,000 hours, divided by the total number of hours worked.

Bonuses earned by executives were also based on a portion of individual performance (which determines 30% of the payout for the CEO and 40% for other NEOs), which resulted in performance-based annual bonuses for Fiscal 2023 as summarized in the table below. NEOs had the opportunity to achieve 50% for performance that was below expectations, 100% for performance that met expectations, and 130% for performance that greatly exceeded expectations.

Name and Principal Position	Target Annual Incentive as a Percentage of Base Salary	Target Annual Incentive (based on actual Base Salary Earned in Fiscal 2023)	Total Bonus Payout Factor as a Percentage of Target	Total Bonus Earned(1)

Michael Garcia(2) Chief Executive Officer	100%	US$630,682	30%	US$189,205

Michael McQuade(3) Former Chief Executive Officer	100%	$301,384	100%	$301,384

Rajat Marwah Chief Financial Officer	70%	$308,000	46%	$141,680

John Naccarato(4) Vice President – Strategy and Chief Legal Officer	70%	$291,964	46%	$134,303

Mark Nogalo Vice President – Strategic Transformation	70%	$241,500	40%	$96,600

Loris Molino(5) Vice President – Maintenance and Operating Services	70%	$105,000	40%	$42,000

Name and Principal Position	Target Annual Incentive as a Percentage of Base Salary	Target Annual Incentive (based on actual Base Salary Earned in Fiscal 2023)	Total Bonus Payout Factor as a Percentage of Target	Total Bonus Earned(1)

General Manager – Reliability and Environmental Control	40%	$49,200	50%	$24,600

Notes:

(1)

Short-term annual incentives in respect of Fiscal 2023 were paid to each of the NEOs following the end of Fiscal 2023, except for Mr. McQuade, whose short-term annual incentive was paid to him upon his retirement effective August 1, 2022.

(2)

Mr. Garcia joined Algoma as Chief Executive Officer on June 1, 2022. The target annual incentive and the short-term annual incentive reflected above for Mr. Garcia in respect of Fiscal 2023 reflects compensation for a partial period.

(3)

Mr. McQuade resigned as Chief Executive Officer effective June 1, 2022. The target annual incentive and the short-term annual incentive reflected above for Mr. McQuade in respect of Fiscal 2023 reflects compensation for a partial period.

(4)

Mr. Naccarato acted as Interim Head of Operations for the Company from November 2022 until June 2023, when Michael Panzeri was appointed as Senior Vice President – Production. The target annual incentive and the short-term annual incentive reflected above for Mr. Naccarato in respect of Fiscal 2023 reflects his base and incremental interim compensation during Fiscal 2023.

(5)

The above table reflects compensation paid to Mr. Molino both in his non-executive capacity as Vice President, General Manager – Reliability and Environmental Control, as well as his compensation in his executive capacity as Vice President – Maintenance and Operating Services which he commenced on October 1, 2022. The amounts disclosed for Mr. Molino have been adjusted to reflect that he spent half of Fiscal 2023 in the aforementioned non-executive role, and the other half in his executive role.

Long-Term Incentives

Equity-based awards are a variable element of compensation that allow us to incentivize and retain our executive officers for their sustained contributions to the Company. Equity awards reward performance and continued employment by an executive officer, with associated benefits to us of attracting and retaining employees. Additionally, providing a significant portion of an executive’s total compensation in the form of long-term equity is intended to ensure alignment with Shareholder interests. We believe that RSUs and PSUs provide executive officers with a strong link to long-term corporate performance and an increase in Shareholder value. In Fiscal 2023, long-term incentives were awarded in the form of RSUs (approximately 20%) and PSUs (approximately 80%). The maximum number of Shares which may become issuable upon achieving the upper level performance condition associated with the PSUs is 20% above the performance target, and the minimum number of Shares which may become issuable upon vesting and exercise of the PSUs is nil.

The Company’s long-term incentive mix for Fiscal 2023 included a positive net income hurdle in order for any RSUs or PSUs to be earned. Additionally, the earning of PSUs is tied to productivity targets (hours worked per ton of prime steel shipped and prime shipment net tons) and environmental, social and corporate governance (“ESG”) goals (coke oven stack opacity, annual average percentage of coke oven door emissions, controllable absenteeism). Each metric has a minimally acceptable level of performance, below which no payout is provided. For Fiscal 2023, the final earning factor on PSUs granted was 29.6% of target. The PSUs that were earned based on Fiscal 2023 performance will vest three years following the grant date, and all earned PSUs will be cancelled if the grantee resigns prior to the vesting date. As the Company’s compensation structure evolves, Algoma intends to set longer term three-year performance goals for the earning of PSUs.

In connection with the grants of equity-based awards, the Human Resources and Compensation Committee determines the grant size and terms to be recommended to the Board based on a variety of input factors, such as market data provided by Meridian.

The total equity-based awards granted to each named executive officer in Fiscal 2023 under the Omnibus Incentive Plan is as follows:

Name and Principal Position	Share-based awards(1)	Value of Share- based awards(2)

Michael Garcia(3) Chief Executive Officer	121,305	$1,726,245

Michael McQuade(4) Former Chief Executive Officer	97,229	$1,241,706

Rajat Marwah Chief Financial Officer	24,884	$304,075

John Naccarato(5) Vice President – Strategy and Chief Legal Officer	23,912	$290,249

Mark Nogalo Vice President – Strategic Transformation	20,549	$249,537

Loris Molino(6) Vice President – Maintenance and Operating Services	6,195	$73,629

Notes:

(1)

This amount represents PSUs and RSUs granted under the Omnibus Incentive Plan, adjusted based on the final earning factor on PSUs for Fiscal 2023, of 29.6% of target, as well as dividend equivalent RSUs and PSUs credited in respect of the quarterly dividends paid in Fiscal 2023. The maximum number of Shares which may become issuable upon achieving the upper level performance condition associated with the PSUs is 20% above the performance target, and the minimum number of Shares which may become issuable upon vesting and exercise of the PSUs is nil.

(2)

This amount represents the number of PSUs and RSUs granted under the Omnibus Incentive Plan in Fiscal 2023, in each case multiplied by the volume weighted average price (“VWAP”) on the award date. Unless otherwise disclosed, all share-based awards were made on April 1, 2022 at which time the value of each Share was $14.3186. The dividend equivalent RSUs and PSUs have been calculated in accordance with the grant agreements governing such awards, by multiplying the amount of the quarterly dividend paid on the Shares by the number of RSUs and/or PSUs, as applicable, held by the NEO on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. The VWAP for purposes of calculating dividend equivalents was as follows: June 27, 2022 – $12.116; September 30, 2022 - $12.609; December 30, 2022 - $8.868; and March 31, 2023 - $10.225. The total value of dividend equivalents awarded to NEOs on Fiscal 2023 share-based awards was $66,787. The total value of dividend equivalents awarded to NEOs on Fiscal 2023 share-based awards was $865,895.

(3)	Mr. Garcia’s share-based awards were awarded on June 1, 2022, at which time the VWAP was $14.318.
(4)

Mr. McQuade resigned as Chief Executive Officer in effective June 1, 2022, and retired effective August 1, 2022. The amounts depicted above do not include DSUs granted to Mr. McQuade in his capacity as a director, following his retirement effective August 1, 2022. See “Compensation – Directors”.

(5)	Mr. Naccarato acted as Interim Head of Operations for the Company from November 2022 until June 2023, when Michael Panzeri was appointed as Senior Vice President – Production.
(6)

The above table reflects share-based awards granted to Mr. Molino both in his non-executive capacity as General Manager – Reliability and Environmental Control, as well as in his executive capacity as Vice President – Maintenance and Operating Services which he commenced on October 1, 2022. In Fiscal 2023, Mr. Molino received share-based awards valued at $43,987 in his capacity as General Manager – Reliability and Environmental Control and share based awards valued at $29,640 in his capacity as Vice President – Maintenance and Operating Services.

Summary Compensation Table – Named Executive Officers

The following table sets out information concerning the compensation earned by the named executive officers in respect of Fiscal 2023.

					Non-equity incentive plan compensation
Name and Principal Position	Fiscal Year	Salary ($)(1)	Share-based awards ($)	Option- based awards ($)	Annual incentive plans ($)(2)	Long- term incentive plans	Pension value ($)	All other compensation ($)(14)	Total compensation ($)

Michael Garcia(4) Chief Executive Officer	2023	839,372	1,694,564(3)	-	250,185	-	30,780	148,771(10)	2,963,672

	2022	-	-	-	-	-	-	-	-

Michael McQuade(5) Former Chief Executive Officer	2023	301,384	784,153(3)	-	301,384	-	15,069	462,137(11)	1,864,126

	2022	904,151	21,339,340(6)	-	1,514,453	-	29,210	148,808(11)	29,322,052

Rajat Marwah Chief Financial Officer	2023	440,000	149,138(3)	-	141,680	-	30,780	158,187(12)	919,785

	2022	384,431	7,985,795(6)	-	427,871	-	29,210	45,522(12)	8,877,697

John Naccarato(7)(8) Vice President – Strategy and Chief Legal Officer	2023	417,091	135,566(3)	-	134,303	-	30,780	175,192(13)	892,932

	2022	347,500	7,985,795(6)	-	386,767	-	29,210	59,483(13)	8,813,623

Mark Nogalo Vice President – Strategic Transformation	2023	345,000	116,938(3)	-	96,600	-	30,180	133,565(12)	722,282

	2022	345,000	6,844,977(6)	-	369,495	-	28,610	35,718(12)	7,627,972

Loris Molino(9) Vice President – Maintenance and Operating Services	2023	273,000	72,402(3)	-	66,600	-	30,780	2,493(12)	445,275

	2022	225,000	-	-	97,355	-	27,000	300(12)	349,655

Notes:

(1)	This amount represents the base salary earned by each NEO for Fiscal 2023.
(2)	This amount represents Total Bonus Earned in Fiscal 2022 and Fiscal 2023. See also “Compensation – Named Executive Officers – Compensation in Fiscal 2023 – Short-Term Incentives”.
(3)

This amount represents the number of PSUs and RSUs granted under the Omnibus Incentive Plan in Fiscal 2023 (adjusted based on the final earning factor on PSUs for Fiscal 2023, of 29.6% of target), in each case multiplied by the VWAP on the award date.

(4)	Mr. Garcia assumed the post of Chief Executive Officer effective June 1, 2022. The annualized salary for Mr. Garcia for Fiscal 2023 was US$750,000.

(5)

Mr. McQuade resigned as Chief Executive Officer effective June 1, 2022, and retired effective August 1, 2022. The amounts depicted above do not include DSUs granted to Mr. McQuade in his capacity as a director, following his resignation from the post of Chief Executive Officer. See “Compensation – Directors”.

(6)

This amount represents the number of Replacement LTIP Awards issued under the Legacy Incentive Plan and Earnout Rights granted in connection with the Merger, in each case multiplied by the closing price of the Shares on the TSX on October 19, 2021, being the date of completion of the Merger and the date of vesting of such awards.

(7)	The above table does not include information concerning the ownership of Shares or warrants beneficially owned by Mr. Naccarato, which is described under “About the Nominees” above.
(8)	Mr. Naccarato acted as Interim Head of Operations for the Company from November 2022 until June 2023, when Michael Panzeri was appointed as Senior Vice President – Production.
(9)

The above table reflects compensation paid to Mr. Molino both in his non-executive capacity as Vice President, General Manager – Reliability and Environmental Control, as well as his compensation in his executive capacity as Vice President – Maintenance and Operating Services which he commenced on October 1, 2022.

(10)

Reflects a tax equalization payment owed to Mr. Garcia of up to US$100,000 per year, prorated for his actual period of employment (Fiscal 2023: C$117,090), group term insurance premiums, a car allowance and, with respect to Fiscal 2023, a personal protective equipment allowance.

(11)	Reflects group term insurance premiums, a car allowance and, with respect to Fiscal 2023, a personal protective equipment allowance.
(12)	Reflects group term insurance premiums and, with respect to Fiscal 2023, a personal protective equipment allowance.
(13)	Reflects group term insurance premiums, a housing allowance and, with respect to Fiscal 2023, a personal protective equipment allowance.
(14)

This amount also includes the dividend equivalent RSUs, PSUs, and Replacement LTIP Awards, as applicable, credited in respect of the quarterly dividends paid in Fiscal 2023 and Fiscal 2022. The dividend equivalent awards have been calculated in accordance with the grant agreements governing such awards, by multiplying the amount of the quarterly dividend paid on the Shares by the number of equity awards held by the NEO on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

The compensation payable to the named executive officers in Fiscal 2023 consisted of base salary, a short-term cash incentive and long-term incentive. For more information see above under “Compensation in Fiscal 2023”.

Outstanding Share Based Awards and Option Based Awards – Named Executive Officers

The following table describes the outstanding Share-based awards held by Named Executive Officers as at March 31, 2023. No option-based awards were granted by the Company in Fiscal 2023 or Fiscal 2022.

These represent the RSUs and PSUs awarded to the Company’s Named Executive Officers under the Omnibus Incentive Plan in Fiscal 2023 and Replacement LTIP Awards and Earnout Rights granted to the NEOs in accordance with the terms of the Legacy Incentive Plan and in connection with the Merger, respectively, each as discussed above.

Following his retirement effective August 1, 2022, Mr. McQuade was granted 17,595 DSUs in connection with his service as a director of the Company, which are not reflected in the table below. See “Compensation – Directors” for details regarding such compensation.

OPTION-BASED AWARDS					SHARE-BASED AWARDS

Name and Principal Position	Number of Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of underlying Shares that have not vested (#)	Market or payout value of unvested Share-based awards ($)(1)	Number of underlying Shares that have vested (#)	Market or payout value of vested Share-based awards not paid out or distributed ($)(2)

Michael Garcia(3) Chief Executive Officer	-	-	-	-	121,305	1,215,476	-	-

Michael McQuade(4) Former Chief Executive Officer	-	-	-	-	57,631	577,463	1,568,722	15,718,594

Rajat Marwah Chief Financial Officer	-	-	-	-	10,675	106,964	582,575	5,837,402

John Naccarato(5) Vice President – Strategy and Chief Legal Officer	-	-	-	-	9,704	97,234	582,575	5,837,402

Mark Nogalo Vice President – Strategic Transformation	-	-	-	-	8,371	83,877	499,350	5,003,487

Loris Molino(6) Vice President – Maintenance and Operating Services	-	-	-	-	6,195	62,074	-	-

Notes:

(1)

This amount represents RSUs and PSUs awarded to the NEOs in Fiscal 2023 (adjusted based on the final earning factor on PSUs for Fiscal 2023, of 29.6% of target and inclusive of dividend equivalents), determined by multiplying the number of share-based awards by the closing price of the Shares on the TSX on August 1, 2023, being $10.02 per share.

(2)

This amount represents Replacement LTIP Awards issued under the Legacy Incentive Plan and Earnout Rights granted in connection with the Merger (inclusive of dividend equivalents), determined by multiplying the number of share-based awards by the closing price of the Shares on the TSX on August 1, 2023, being $10.02 per share.

(3)	Mr. Garcia assumed the post of Chief Executive Officer effective June 1, 2022.
(4)

Mr. McQuade resigned as Chief Executive Officer effective June 1, 2022, and retired effective August 1, 2022. The amounts depicted above do not include DSUs granted to Mr. McQuade in his capacity as a director, following his retirement. See “Compensation – Directors”.

(5)	Mr. Naccarato acted as Interim Head of Operations for the Company from November 2022 until June 2023, when Michael Panzeri was appointed as Senior Vice President – Production.
(6)

The above table reflects share-based awards granted to Mr. Molino both in his non-executive capacity as Vice President, General Manager – Reliability and Environmental Control, as well as in his executive capacity as Vice President – Maintenance and Operating Services which he commenced on October 1, 2022.

Incentive Plan Awards – Value Vested or Earned During the Year – Named Executive Officers

Name	Option based awards – value vested during the year ($)	Share-based awards – value earned during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)(1)

Michael Garcia(2) Chief Executive Officer	–	1,726,245	–	250,185

Name	Option based awards – value vested during the year ($)	Share-based awards – value earned during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)(1)

Michael McQuade(3) Chief Executive Officer	–	810,523	–	301,384

Rajat Marwah Chief Financial Officer	–	151,926	–	141,680

John Naccarato(4) Vice President – Strategy and Chief Legal Officer	–	138,100	–	134,303

Mark Nogalo Vice President – Strategic Transformation	–	119,124	–	96,600

Loris Molino(5) Vice President – Maintenance and Operating Services	–	73,629	–	66,600

Notes:

(1)	This amount represents the cash annual bonus earned in Fiscal 2023, which was awarded on a discretionary basis.
(2)	Mr. Garcia assumed the post of Chief Executive Officer effective June 1, 2022.
(3)

Mr. McQuade resigned as Chief Executive Officer effective June 1, 2022, and retired effective August 1, 2022. The amounts depicted above do not include DSUs granted to Mr. McQuade in his capacity as a director, following his resignation from the post of Chief Executive Officer. See “Compensation – Directors”.

(4)	Mr. Naccarato acted as Interim Head of Operations for the Company from November 2022 until June 2023, when Michael Panzeri was appointed as Senior Vice President – Production.
(5)

The above table reflects compensation paid to Mr. Molino both in his non-executive capacity as Vice President, General Manager –Reliability and Environmental Control, as well as his compensation in his executive capacity as Vice President – Maintenance and Operating Services which he commenced on October 1, 2022.

Employment Agreements – Named Executive Officers

We have entered into an employment agreement with each of our Named Executive Officers, pursuant to which each of the NEOs (other than Mr. McQuade, who resigned in 2022) serves in their respective positions for an indefinite term. The terms of the agreements are as follows.

Compensation and Bonus Opportunities

Under his employment agreement, effective June 1, 2022, as amended May 31, 2023, Mr. Garcia is entitled to an annual base salary of US$750,000. Mr. Garcia is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 100% of his annual base salary, and annual equity incentive bonus targeted at 300% of his annual base salary.

Under his employment agreement effective on April 1, 2022, Mr. McQuade was entitled to an annual base salary of $904,151. Mr. McQuade was also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 100% of his annual base salary, and annual equity incentive bonus targeted at 300% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended May 30, 2022 and May 23, 2023, Mr. Marwah was entitled to an annual base salary of $440,000 for Fiscal 2023 and, effective April 1, 2023, is entitled to a base salary of $533,100. Mr. Marwah is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 70% of his annual base salary, and annual equity incentive bonus targeted at 70% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended May 30, 2022, November 22, 2022 and May 31, 2023, Mr. Naccarato was entitled to an annual base salary of $400,000 for Fiscal 2023 and, effective April 1, 2023, is entitled to a base salary of $495,000. Mr. Naccarato is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 70% of his annual base salary, and annual equity incentive bonus targeted at 70% of his annual base salary.

Under his employment agreement, effective June 12, 2020, as amended May 30, 2022, September 30, 2022, and May 23, 2023, Mr. Nogalo was entitled to an annual base salary of $345,000 for Fiscal 2023 and, effective April 1, 2023 is entitled to a base salary of $400,000. Mr. Nogalo is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 70% of his annual base salary, and annual equity incentive bonus targeted at 70% of his annual base salary.

Under his employment agreement, effective May 17, 2022, as amended September 30, 2022, Mr. Molino is entitled to an annual base salary of $300,000. Mr. Molino is also eligible to participate in our annual incentive bonus plans, with an annual cash incentive bonus targeted at 70% of his annual base salary, and annual equity incentive bonus targeted at 70% of his annual base salary.

Agreements with Named Executive Officers and Payments upon Termination or Change of Control

The Company has entered into an employment agreement with each of Messrs. Garcia, Marwah, Naccarato, Nogalo and Molino. In addition, the Company had entered into an employment agreement with Mr. McQuade, which terminated effective upon his resignation as Chief Executive Officer on June 1, 2022. The payments provided upon termination or a change of control under each Named Executive Officer’s employment agreement are summarized below.

Michael Garcia, Chief Executive Officer

If Mr. Garcia’s employment is terminated for cause, he will receive the sum of his accrued but unpaid base salary, earned but unused vacation pay, earned but unpaid annual bonus in respect of any fiscal year completed prior to his termination date, and reimbursement for unreimbursed business expenses properly incurred (the “Garcia Accrued Amounts”). He will also be entitled to participate in any benefits, additional perquisites and such other benefits as required by the Employment Standards Act, 2000 (the “ESA”). Mr. Garcia’s participation in all bonus or incentive plans will terminate immediately on his termination date, and he will not be entitled to any bonus or incentive (including his annual bonus) for the fiscal year in which the termination date occurs. Algoma will have no other obligations to Mr. Garcia, save and except for any obligations under the ESA.

If Mr. Garcia’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Garcia will receive, in the form of base salary continuance, (a) if his service is less than four years, 12 months’ base salary; (b) if his service is more than four years but less than 10 years, 18 months’ base salary; or (c) if his service is 10 years or more, 24 months’ base salary (the “Garcia Salary Continuance Period”).

In the event of a change of control, if Mr. Garcia’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to severance in an amount equal to: (a) 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP. Mr. Garcia will further be entitled to reimbursement of reasonable moving expenses up to a maximum of $75,000, in connection with the relocation of his residence from Sault Ste. Marie, Ontario to Tucson, Arizona (or its vicinity).

In certain circumstances, Mr. Garcia will receive amounts payable prior to the termination date in accordance with the Variable Compensation Incentive Plan (“VCIP”) and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Garcia Salary Continuance Period or until he obtains alternate employment, Mr. Garcia will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; and (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans.

In the event Mr. Garcia’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Garcia Accrued Amounts, if any, and any amounts that may be owing under the ESA.

Mr. Garcia is entitled to resign from his employment upon three months’ written notice of resignation. If Mr. Garcia provides such notice, the Company may, in the period between the notice of resignation and Mr. Garcia’s termination date, (a) remove any duties assigned to Mr. Garcia, (b) assign reasonable transition-related duties to Mr. Garcia, (c) change Mr. Garcia’s reporting relationships; (d) require Mr. Garcia to remain away from the Company’s places of business; (e) remove Mr. Garcia’s access to the Company’s and its affiliates’ confidential information and other property (including computer and information technology systems); or (f) require Mr. Garcia to take a leave of absence, provided that the Company continues to provide Mr. Garcia with his base salary and benefits to which he is entitled during such period. He will also be entitled to any unpaid VCIP incentive payment confirmed for a prior fiscal period. Any awards to, or entitlements of, Mr. Garcia to long-term incentive compensation will be determined in accordance with the Company’s Omnibus Incentive Plan.

Michael McQuade, Former Chief Executive Officer

As discussed above, Michael McQuade was replaced by Michael Garcia as Chief Executive Officer effective June 1, 2022 and retired from the Company effective August 1, 2022. During the three-month notice period between his resignation and the termination date, Mr. McQuade continued to be paid the base salary and such wages as required by the ESA, and was entitled to participate in any benefits, additional perquisites and such other benefits as required by the ESA. Mr. McQuade also received an annual bonus in the amount of $301,384, equivalent to 100% of his full target for the actual base salary earned in Fiscal 2023.

Mr. McQuade’s participation in all bonus or incentive plans terminated immediately on his termination date. Pursuant to the Omnibus Incentive Plan, Mr. McQuade was entitled to exercise, settle or surrender any awards under the Omnibus Incentive Plan that have vested by the earlier of (i) the expiry date of such award, and (b) 120 days following his termination date. In addition, within 60 days following his retirement date of August 1, 2022, Mr. McQuade was entitled to surrender any of the Replacement LTIP Awards granted to him for cash consideration equal to the fair market value of the Shares, all determined in accordance with the agreement between Mr. McQuade and the Company governing his Replacement LTIP Awards. On April 1, 2022, Mr. McQuade was granted an additional 37,888 RSUs and 60,620 PSUs, each of which vest on December 15, 2024 subject to certain conditions. Effective August 1, 2022, Mr. McQuade surrendered 380,029 Replacement LTIP Awards (representing rights to acquire 380,029 Shares of the Company) in consideration for an aggregate cash payment of $4,607,800.76.

Rajat Marwah, Chief Financial Officer

If Mr. Marwah’s employment is terminated for cause, he will receive the sum of his accrued but unpaid base salary, earned but unused vacation pay, earned but unpaid VCIP payments, and reimbursement for unreimbursed business expenses properly incurred (collectively, the “Accrued Amounts”). Algoma will have no other obligations to Mr. Marwah, save and except for any obligations under the ESA.

If Mr. Marwah’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Marwah will receive, in the form of base salary continuance, (a) if his service is less than five years, 12 months’ base salary; or (b) if his service is five years or more, 24 months’ base salary (the “Salary Continuance Period”).

In the event of a change of control, if Mr. Marwah’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to severance in an amount equal to: (a) 1.5 times the total amount of base salary that otherwise was to have been provided during the Salary Continuance Period, to a maximum payment of 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP.

In certain circumstances, Mr. Marwah will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Salary Continuance Period or until he obtains alternate employment, Mr. Marwah will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; and (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans. Mr. Marwah will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Marwah’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

In the event Mr. Marwah resigns, Algoma will be entitled to accept his resignation effective immediately and pay to Mr. Marwah his applicable salary and any earned VCIP payment during a 13-week resignation notice period, in which case Algoma will continue his benefits only as required under the ESA. He will also be entitled to any unpaid VCIP incentive payment confirmed for a prior fiscal period. Any awards to, or entitlements of, Mr. Marwah to long-term incentive compensation will be determined in accordance with the Company’s Omnibus Incentive Plan.

John Naccarato, Vice President – Strategy and Chief Legal Officer

If Mr. Naccarato’s employment is terminated for cause, he will receive the sum of his Accrued Amounts and Algoma will have no other obligations to Mr. Naccarato, save and except for any obligations under the ESA.

If Mr. Naccarato’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Naccarato will continue to receive his base salary during the Salary Continuance Period.

In the event of a change of control, if Mr. Naccarato’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to severance in an amount equal to: (a) 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP.

In certain circumstances, Mr. Naccarato will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Salary Continuance Period or until he obtains alternate employment, Mr. Naccarato will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans; and (c) receive a continuation of the applicable perquisites set out in his employment agreement. Mr. Naccarato will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Naccarato’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

In the event Mr. Naccarato resigns, Algoma will be entitled to accept his resignation effective immediately and pay to Mr. Naccarato his applicable salary and any earned VCIP payment during a 13-week resignation notice period, in which case Algoma will continue his benefits only as required under the ESA. He will also be entitled to any unpaid VCIP incentive payment confirmed for a prior fiscal period. Any awards to, or entitlements of, Mr. Naccarato to long-term incentive compensation will be determined in accordance with the Company’s Omnibus Incentive Plan.

Mark Nogalo, Vice President – Strategic Transformation

If Mr. Nogalo’s employment is terminated for cause, he will receive the sum of his Accrued Amounts and Algoma will have no other obligations to Mr. Nogalo, save and except for any obligations under the ESA.

If Mr. Nogalo’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Nogalo will continue to receive his base salary during the Salary Continuance Period.

In the event of a change of control, if Mr. Nogalo’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to severance in an amount equal to: (a) 1.5 times the total amount of base salary that otherwise was to have been provided during the Salary Continuance Period, to a maximum payment of 30 months’ base salary; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 24 month period after the termination date, a VCIP payment at full target under the VCIP.

In certain circumstances, Mr. Nogalo will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Salary Continuance Period or until he obtains alternate employment, Mr. Nogalo will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; and (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans. Mr. Nogalo will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Nogalo’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

In the event Mr. Nogalo resigns, Algoma will be entitled to accept his resignation effective immediately and pay to Mr. Nogalo his applicable salary and any earned VCIP payment during a 13-week resignation notice period, in which case Algoma will continue his benefits only as required under the ESA. He will also be entitled to any unpaid VCIP incentive payment confirmed for a prior fiscal period. Any awards to, or entitlements of, Mr. Nogalo to long-term incentive compensation will be determined in accordance with the Company’s Omnibus Incentive Plan.

Loris Molino, Vice President – Maintenance and Operating Services

If Mr. Molino’s employment is terminated for cause, he will receive the sum of his Accrued Amounts and Algoma will have no other obligations to Mr. Molino, save and except for any obligations under the ESA.

If Mr. Molino’s employment is terminated without cause (other than in the event of a change of control, as discussed further below), Mr. Molino will receive, in the form of base salary continuance, (a) if his service is less than five years, 12 months’ base salary; or (b) if his service is five years or more, 18 months’ base salary (the “Molino Salary Continuance Period”).

In the event of a change of control, if Mr. Molino’s employment is terminated without cause, or he resigns due to constructive dismissal, within, if it is a direct consequence of an anticipated change of control, six months prior to a change of control or within one year following a change of control, he will be entitled to severance in an amount equal to: (a) 1 times the total amount of base salary that otherwise was to have been provided during the Molino Salary Continuance Period; and (b) a pro rata VCIP payment for the period up to the termination date and then, for the 12 month period after the termination date, a VCIP payment at full target under the VCIP.

In certain circumstances, Mr. Molino will receive amounts payable prior to the termination date in accordance with the VCIP and will be entitled to receive a pro rata VCIP payment at full target under the plan for the partial fiscal year up to the termination date. During the Molino Salary Continuance Period or until he obtains alternate employment, Mr. Molino will, (a) subject to and in accordance with the terms of the applicable benefit plan, receive medical, dental and life insurance coverage; and (b) subject to and in accordance with the terms of the applicable retirement plan, participate in the retirement plans. Mr. Molino will also receive short or long-term disability benefit coverage during the period corresponding to the statutory notice period as required under the ESA.

In the event Mr. Molino’s employment is terminated following his death or disability, no compensation will be owed by Algoma to him or his estate other than the Accrued Amounts, if any, and any amounts that may be owing under the ESA.

Mr. Molino is entitled to resign from his employment upon three months’ written notice of resignation. If Mr. Molino provides such notice, the Company may, in the period between the notice of resignation and

Mr. Molino’s termination date, (a) remove any duties assigned to Mr. Molino, (b) assign reasonable transition-related duties to Mr. Molino, (c) change Mr. Molino’s reporting relationship; and (d) require Mr. Molino to remain away from the Company’s places of business, provided that the Company continues to provide Mr. Molino with his base salary and benefits to which he is entitled during such period. He will also be entitled to any unpaid VCIP incentive payment confirmed for a prior fiscal period. Any awards to, or entitlements of, Mr. Molino to long-term incentive compensation will be determined in accordance with the Company’s Omnibus Incentive Plan.

Pension Plan Benefits

The Company, through Algoma Steel Inc., provides a defined benefit plan (Pension Plan for Salaried Employees, registered under the PBA as number 1079896) (the “DB Plan”) and a defined contribution plan (Money Purchase Pension Plan, registered with the Financial Services Regulatory Authority of Ontario under registration number 1124106) (the “DC Plan”), to its Named Executive Officers (among other eligible employees). Algoma Steel Inc. also sponsors additional pension plans in which the NEOs are not entitled to participate.

Defined Benefit Plan

In Fiscal 2023, Mr. Nogalo participated in the DB Plan, which includes certain salaried employees of the Company and is based on years of service and average earnings for a defined period prior to retirement. A monthly pension is payable on an unreduced basis when the member attains age 60 and 10 years of service, and a bridge benefit is also payable from the unreduced age to age 65. The plan also contains various minimum benefit, pre-1988 member contribution benefit, grandparenting, early retirement window and plant closure provisions that may result in a larger or earlier unreduced pension than described above in certain circumstances.

The following table provides certain information regarding the DB Plan for Fiscal 2023.

Annual Benefits Payable ($)

Name and Principal Position	Number of years credited service as at March 31, 2023	At year end	At age 65	Option- based awards	Opening present value of defined benefit obligation as of April 1, 2021 ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

Michael Garcia(1) Chief Executive Officer	-	-	-	-	-	-	-	-

Michael McQuade(2) Former Chief Executive Officer	-	-	-	-	-	-	-	-

Rajat Marwah Chief Financial Officer	-	-	-	-	-	-	-	-

John Naccarato(3) Vice President – Strategy and Chief Legal Officer	-	-	-	-	-	-	-	-

		Annual Benefits Payable ($)

Name and Principal Position	Number of years credited service as at March 31, 2023	At year end	At age 65	Option- based awards	Opening present value of defined benefit obligation as of April 1, 2021 ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

Mark Nogalo Vice President – Strategic Transformation	35.4	122,700	122,700	-	1,623,100	22,600	1,900	1,647,600

Loris Molino Vice President – Maintenance and Operating Services	-	-	-	-	-	-	-	-

Notes:

(1)	Mr. Garcia assumed the post of Chief Executive Officer effective June 1, 2022.
(2)	Mr. McQuade resigned as Chief Executive Officer effective June 1, 2022, and retired effective August 1, 2022.
(3)	Mr. Naccarato acted as Interim Head of Operations for the Company from November 2022 until June 2023, when Michael Panzeri was appointed as Senior Vice President – Production.

Defined Contribution Plan

In Fiscal 2023, Messrs. Garcia, McQuade, Marwah, Naccarato and Molino participated in the DC Plan, which provides, with respect to non-union salaried employees, a Company contribution at 5% of base salary, and an option that such employees may elect to contribute up to 2% of their base salary, which the Company will match. The sum of all contributions by the Company and the respective employee must not exceed the income tax limit for money purchase plans in any taxation year.

The following table provides certain information regarding the accrued values under the DC Plan for Fiscal 2023.

Name and Principal Position	Accumulated value as of April 1, 2022 ($)	Compensatory change ($)	Expected accumulated value at year ending March 31, 2023 ($)

Michael Garcia(1) Chief Executive Officer	-	30,780	38,914

Michael McQuade(2) Former Chief Executive Officer	95,572	4,583	-

Rajat Marwah Chief Financial Officer	302,453	30,780	434,549

John Naccarato(3) Vice President – Strategy and Chief Legal Officer	83,756	30,780	131,552

Mark Nogalo Vice President – Strategic Transformation	-	-	-

Name and Principal Position	Accumulated value as of April 1, 2022 ($)	Compensatory change ($)	Expected accumulated value at year ending March 31, 2023 ($)

Loris Molino(4) Vice President – Maintenance and Operating Services	77,991	30,780	109,544

Notes:

(1)	Mr. Garcia assumed the post of Chief Executive Officer effective June 1, 2022.
(2)

Mr. McQuade resigned as Chief Executive Officer effective June 1, 2022, and retired effective August 1, 2022. On October 19, 2022, Mr. McQuade’s defined contribution pension plan assets were transferred out of the DC Plan.

(3)	Mr. Naccarato acted as Interim Head of Operations for the Company from November 2022 until June 2023, when Michael Panzeri was appointed as Senior Vice President – Production.
(4)

The above table reflects accrued values under the DC Plan attributable to Mr. Molino both in his non-executive capacity as Vice President, General Manager – Reliability and Environmental Control, as well as his in his executive capacity as Vice President – Maintenance and Operating Services which he commenced on October 1, 2022.

All Other Compensation - Benefits and Perquisites

The Named Executive Officers are, until their termination dates, or in the case of Mr. McQuade, was until his retirement date, eligible to participate in benefits available generally to salaried employees, including benefits under Algoma’s health and welfare plans and arrangements, and vacation pay or other benefits under Algoma’s medical insurance plan. Perquisites and benefits are not significant elements of compensation for the Named Executive Officers.

Compensation – Directors

Individual Directors add value to the Board and to the Company by bringing skills, knowledge and experiences that complement those of their colleagues, so that collectively, the Board provides diversity and balance in views and perspectives, ensuring a challenging and thoughtful exchange with management. There is an expectation that Directors will attend all meetings and will be available as needed outside of meetings. Board membership is reviewed annually to ensure the right mix and skills are present.

Our directors’ compensation program is designed to attract and retain the most qualified individuals to serve on the Board. The Board, through the Human Resources and Compensation Committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements. Director compensation is structured to recognize Directors for their skills, knowledge, experiences and attention in overseeing the governance of the Company, and to align with Shareholders’ interests. The Human Resources and Compensation Committee reviews Director compensation and recommends any changes to the Board to ensure that Director compensation is competitive. In making its recommendation, the Human Resources and Compensation considers:

•	the level of compensation required to fairly reflect the risks and responsibilities of serving as a Director; and

•	the alignment of the interests of Directors and Shareholders.

In consideration for serving on the Board, each Director that is not an employee is paid an annual cash retainer, and is reimbursed for their reasonable out-of-pocket expenses incurred while serving as Directors.

All non-employee Directors received compensation in respect of Fiscal 2023 for their service on our Board. Mr. McQuade did not receive any compensation as a director of the Company, and his compensation for serving as Chief Executive Officer is included with that of the other Named Executive Officers. The following table sets forth information concerning the compensation paid by the Company to each of the non-employee directors in respect of Fiscal 2023:

Position	Amount Per Year (US$)

Member of the Board(1)	220,000

Chair of the Board	310,000

Audit Committee Chair	25,000

Other Committee Chairs(2)	20,000

Notes:

(1)	For all members of the Board other than the Chair of the Board.
(2)	For all independent Directors who serve as chairs of committees of the Board.

We do not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

The cash retainer portion of each Director’s compensation is payable quarterly in arrears. In addition, a minimum of 50% of a Director’s compensation is payable in DSUs, while Directors can elect to receive DSUs for the remaining 50%. In Fiscal 2023, two Directors elected to receive 100% of their annual retainers in the form of DSUs, one director elected to receive 75% of her annual retainer in the form of DSUs, and eight directors elected to receive 50% of their annual retainers in the form of DSUs.

In Fiscal 2023, grants of DSUs were made annually in advance and adjusted to align the start date of the Director retainers with the date of the Company’s 2022 annual general meeting of Shareholders. All DSUs are earned and vest on a daily basis during the Director’s employment with the Company. The number of DSUs to be issued upon a Director electing to receive their cash retainers in DSUs is based on the greater of the volume weighted average trading price of the Shares on Nasdaq (converted to Canadian dollars) or the TSX for the five trading days prior to such issuance (the “Market Price”).

Summary Compensation Table – Directors

The following table sets out information concerning the compensation earned by the Directors in respect of Fiscal 2023.

Name	Fees earned (US$)(1)	Share-based awards (US$)(2)	Option- based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)(8)	Total (US$)

Mary Anne Bueschkens	155,000	123,576	–	–	–	778	279,354

James Gouin	167,500	137,371	–	–	–	866	305,737

Andy Harshaw(3)(7)	215,000	172,718	–	–	–	1,096	388,814

Name	Fees earned (US$)(1)	Share-based awards (US$)(2)	Option- based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)(8)	Total (US$)

Ave Lethbridge(4)	29,384	87,224	–	–	–	1,632	118,239

Michael McQuade(3)(5)	73,836	78,876	–	–	–	771	153,483

Sanjay Nakra(4)	118,767	58,148	–	–	–	1,090	178,005

Brian Pratt(6)	–	244,732	–	–	–	1,551	246,283

Eric S. Rosenfeld(6)	45,000	244,732	–	–	–	1,555	291,287

Gale Rubenstein	120,000	132,830	–	–	–	848	253,679

Andrew E. Schultz(3)	175,000	143,627	–	–	–	919	319,547

David D. Sgro(6)	110,000	123,606	–	–	–	778	234,384

Notes:

(1)	This amount represents the cash retainer paid to each director for Fiscal 2023, including fees payable for sitting on standing, ad hoc and special committees of the Board.
(2)

This amount represents the DSUs granted to the Directors as compensation for their service as Directors in Fiscal 2023, representing the portion of the cash retainer which the applicable Director elected to be paid in the form of DSUs under the Omnibus Incentive Plan, and the dividend equivalent DSUs credited in respect of the quarterly dividend paid in Fiscal 2023 on DSUs granted in Fiscal 2022 and Fiscal 2023. The grant date fair value of the DSUs has been calculated in accordance with the Omnibus Incentive Plan, as the number of DSUs granted times the Market Price on the date on which value was determined for the grant. The dividend equivalent DSUs have been calculated in accordance with the Omnibus Incentive Plan, by multiplying the amount of the quarterly dividend paid on the Shares by the number of DSUs held by the Director on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. The VWAP for purposes of calculating dividend equivalents was as follows: June 27, 2022 – US$9.402; September 30, 2022 - US$9.199; December 30, 2022 - US$6.548; and March 31, 2023 - US$7.556. The total value of dividend equivalents earned by Directors on Fiscal 2023 share-based awards was US$21,207. The total value of dividend equivalents earned by Directors on Fiscal 2022 share-based awards was US$19,474.68.

(3)

The above table does not include information concerning the ownership of Replacement LTIP Awards beneficially owned by each of Michael McQuade, Andy Harshaw and Andrew Schultz, which is described under “About the Nominees” above.

(4)	Ms. Lethbridge and Mr. Nakra were elected as Directors at the Company’s annual general meeting of shareholders held on September 20, 2022.
(5)

Mr. McQuade resigned as Chief Executive Officer effective June 1, 2022, and retired effective August 1, 2022, but continued to serve on the Board. The above represents his compensation as a Director following his retirement.

(6)

The above table does not include information concerning the ownership of Shares or warrants beneficially owned by each of Brian Pratt, Eric S. Rosenfeld or David D. Sgro, which is described, with respect to Messrs. Rosenfeld and Sgro, under “About the Nominees” above. Mr. Pratt resigned from the Board effective March 29, 2023.

(7)	Includes additional fees earned by Mr. Harshaw during Fiscal 2023 for additional responsibilities assumed by Mr. Harshaw in his capacity as a Director.
(8)

This amount includes the dividend equivalent DSUs credited in respect of the quarterly dividends paid in Fiscal 2023. The dividend equivalent awards have been calculated in accordance with the grant agreements governing such awards, by multiplying the amount of the quarterly dividend paid on the Shares by the number of DSUs held by the Director on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Outstanding Share Based Awards and Option Based Awards – Directors

The following table describes the outstanding Share-based awards and option-based awards held by Directors at March 31, 2023. In Fiscal 2023, the Company granted a total of 261,402 DSUs to the Company’s non-employee Directors (including DSUs granted to Mr. McQuade following his resignation as Chief Executive officer). All DSUs vested immediately on the date of grant. Each DSU may be redeemed, on the settlement date, for one Share or a cash payment. As of March 31, 2023, no RSUs or PSUs had been awarded to the Directors under the Omnibus Incentive Plan. The RSUs and PSUs awarded to Mr. Garcia in his capacity as Chief Executive Officer and Mr. McQuade, in his former capacity as Chief Executive Officer, are described under “Compensation – Compensation – Named Executive Officers” above.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS

Name and Principal Position	Number of Shares underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the- money Options (US$)	Number of underlying Shares that have not vested (#)	Market or payout value of unvested Share-based awards (US$)(1)	Number of underlying Shares that have vested (#)	Market or payout value of vested Share-based awards not paid out or distributed (US$)(2)

Mary Anne Bueschkens(3)(4)(8) Director	–	–	–	–	6,583	49,636	12,963	97,741

James Gouin(4)(5)(7)(8) Director and Chair of the Audit Committee	–	–	–	–	7,330	55,268	14,343	108,146

Andy Harshaw(5)(6) Director and Chair of the Board and the Operations and Capital Projects Committee	–	–	–	–	9,276	69,941	18,145	136,813

Ave Lethbridge(4)(7) Director	–	–	–	–	9,874	74,450	11,318	85,338

Michael McQuade(4)(6) Director	–	–	–	–	6,583	49,636	8,788	66,262

Sanjay Nakra(3)(5)(8) Director	–	–	–	–	6,583	49,636	7,545	56,889

Brian Pratt(9) Former Director	–	–	–	–	13,165	99,264	25,749	194,147

Eric S. Rosenfeld(3)(8) Director	–	–	–	–	13,165	99,264	25,749	194,147

	OPTION-BASED AWARDS				SHARE-BASED AWARDS

Name and Principal Position	Number of Shares underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the- money Options (US$)	Number of underlying Shares that have not vested (#)	Market or payout value of unvested Share-based awards (US$)(1)	Number of underlying Shares that have vested (#)	Market or payout value of vested Share-based awards not paid out or distributed (US$)(2)

Gale Rubenstein(3)(4)(7) Director and Chair of the Nominating and Governance Committee	–	–	–	–	7,181	54,145	13,997	105,537

Andrew Schultz(4)(5)(6)(7)(8) Director and Chair of the Human Resources and Compensation Committee and Risk Management Committee	–	–	–	–	7,780	58,661	15,207	114,661

David D. Sgro(5)(6) Director	–	–	–	–	6,583	49,636	12,963	97,741

Notes:

(1)

This amount represents DSUs granted under the Omnibus Incentive Plan (inclusive of dividend equivalents) in respect of compensation for the fiscal year ending March 31, 2024, and remaining unvested as of the date hereof, determined by multiplying the number of share-based awards by the closing price of the Shares on the TSX on August 1, 2023, being $10.02 (US$7.54) per share, converted to U.S. dollars using the Bank of Canada exchange rate on August 1, 2023, being C$1 to US$0.7524.

(2)

This amount represents DSUs granted under the Omnibus Incentive Plan (inclusive of dividend equivalents) and vested as of the date hereof, determined by multiplying the number of share-based awards by the closing price of the Shares on the TSX on August 1, 2023, being $10.02 (US$7.54) per share, converted to U.S. dollars using the Bank of Canada exchange rate on August 1, 2023, being C$1 to US$0.7524.

(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Risk Management Committee.
(5)	Member of the Audit Committee.
(6)	Member of the Operations and Capital Projects Committee.
(7)	Member of the Human Resources and Compensation Committee.
(8)	Member of the ad-hoc Strategy Committee.
(9)	Mr. Pratt resigned from the Board effective March 29, 2023. On June 26, 2023, Mr. Pratt settled his 35,379 DSUs for Shares of the Company.

Incentive Plan Awards – Value Vested or Earned During the Year – Directors

Name	Option based awards - value vested during the year	Share-based awards - value vested during the year (US$)(1)	Non-equity incentive plan compensation - value earned during the year (US$)

Mary Anne Bueschkens Director	–	124,353	–

James Gouin Director and Chair of the Audit Committee	–	138,237	–

Andy Harshaw Director and Chair of the Board and the Operations and Capital Projects Committee	–	173,814	–

Ave Lethbridge Director	–	88,855	–

Michael McQuade Director	–	79,647	–

Sanjay Nakra Director	–	59,238	–

Brian Pratt Former Director	–	246,283	–

Eric S. Rosenfeld Director	–	246,287	–

Gale Rubenstein Director and Chair of the Nominating and Governance Committee	–	133,679	–

Andrew Schultz Director and Chair of the Human Resources and Compensation Committee and Risk Management Committee	–	144,547	–

David D. Sgro Director		124,384

Notes:

(1)

This amount represents grants of DSUs made under the Omnibus Incentive Plan in Fiscal 2023 (as adjusted), inclusive of dividend equivalents. For purposes of valuing the share awards, the closing price of the Shares on the TSX are used for each vesting date (or the last business day prior thereto, where the vesting date fell on a weekend or holiday), in each case converted to U.S. dollars using the Bank of Canada daily exchange rate on the applicable date: June 30, 2022 - $11.50 (US$8.92), September 30, 2022 - $8.90 (US$6.49), December 30, 2022 - $8.55 (US$6.31), and March 31, 2023 - $10.95 (US$8.09). The dividend equivalent DSUs have been calculated in accordance with the Omnibus Incentive Plan, by multiplying the amount of the quarterly dividend paid on the Shares by the number of DSUs held by the Director on the record date for such dividend and dividing such amount by the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. The VWAP for purposes of calculating dividend equivalents was as follows: June 27, 2022 – US$9.402; September 30, 2022 - US$9.199; December 30, 2022 - US$6.548; and March 31, 2023 - US$7.556. The total value of dividend equivalents earned by Directors on Fiscal 2023 share-based awards was US$21,207.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes certain information as of March 31, 2023 regarding compensation plans of the Company under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding equity securities	Weighted-average exercise price of outstanding equity securities (US$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)

Equity compensation plans approved by securityholders – N/A	–	–	–

Equity compensation plans not approved by securityholders – Omnibus Incentive Plan(1)	1,068,633	$13.59	7,780,633(2)

Notes:

(1)

See “Equity Incentive Plans – Omnibus Incentive Plan” for a description of the material features of the Omnibus Incentive Plan. The Omnibus Incentive Plan was adopted in connection with the Merger on October 19, 2021.

(2)	Represents the number of shares available for future issuance under the Omnibus Incentive Plan.

STATEMENT OF GOVERNANCE PRACTICES

The Board believes that strong corporate governance is important to the long-term success of the Company and maintaining the trust of Shareholders, customers and other stakeholders.

Overall Approach

As a corporation incorporated under the BCBCA and listed on both the TSX and Nasdaq, the Company is subject to various Canadian and U.S. legislation, rules, regulations, standards and recommendations related to governance practices. The Company, through the Nominating and Governance Committee, reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of various organizations and shareholders.

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 – Corporate Governance Guidelines (the “Corporate Governance Guidelines”), the corporate governances rules of the TSX and Nasdaq, and the applicable Canadian and U.S. corporate and securities laws, including the provisions of the BCBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act.

Nasdaq Corporate Governance

The Company complies with corporate governance requirements of Nasdaq (the “Nasdaq Listing Rules”). The Company is a “foreign private issuer” as defined under Rule 3b-4 promulgated under the Exchange Act. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the Nasdaq Listing Rules and may follow home country practice in lieu of certain of the requirements of the Rule 5600 Series. The manner in which the Company’s corporate governance practice differs from the Nasdaq corporate governance requirements is described in the Company’s Nasdaq Corporate Governance disclosure, which can be viewed on the Company’s website at www.algoma.com.

Canadian Corporate Governance

The Canadian Securities Administrators have issued the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”, and together with the Corporate Governance Guidelines, the “CSA Governance Rules”). The Company recognizes that good corporate governance plays an important role in the Company’s overall success and in enhancing shareholder value and, accordingly, the Company has adopted certain corporate governance policies and practices which reflect the Company’s consideration of the recommended CSA Governance Rules. The disclosure set out below includes disclosure required by NI 58-101 describing Algoma’s approach to corporate governance in relation to the CSA Governance Rules.

Governance Highlights

Governance Element	Company Practice

Board Size	11 Directors

Board Independence	82% (9/11) independent

Entirely Independent Committees	Audit Committee; Nominating and Governance Committee; Human Resources and Compensation Committee

Independent Board and Committee Meetings	The independent Directors hold in-camera sessions at the conclusion of each regularly scheduled Board and committee meeting

Voting Standard for Board Elections	Annually by a majority of votes cast

Majority Voting Policy	Yes

Share Ownership Guidelines	No

New Director Orientation and Continuing Education	Yes

Regular Board Assessments	Yes

To comply with the various applicable governance standards and to achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures, including:

•	Code of Business Conduct and Ethics;

•	Charter of the Board of Directors;

•	Audit Committee Charter;

•	Nominating and Governance Committee Charter;

•	Human Resources and Compensation Committee Charter;

•	Operations and Capital Projects Committee Charter;

•	Risk Management Committee Charter;

•	Position Descriptions for the Chief Executive Officer, Chair of the Board and Committee Chairs;

•	Whistleblower Policy;

•	Majority Voting Policy;

•	Insider Trading Policy; and

•	Disclosure and Confidential Information Policy.

The Board believes that the Company’s governance practices are in compliance with the CSA Governance Rules.

Composition of Board of Directors and Independence

The Board is currently comprised of 11 Directors, nine of whom are independent Directors. Pursuant to NI 58-101, an independent Director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a Director’s independent judgment. The Company has determined that Andy Harshaw (Chair), Mary Anne Bueschkens, James Gouin, Eric Rosenfeld, Gale Rubenstein, Andrew Schultz, David Sgro, Ave Lethbridge and Sanjay Nakra are independent under the Applicable Rules, and that Michael Garcia and Michael McQuade are not independent thereunder. Michael Garcia is not considered to be independent under the Applicable Rules because he is our Chief Executive Officer. Michael McQuade is not considered independent under the Applicable Rules because he acted as Chief Executive Officer of Algoma until his retirement from such position effective June 1, 2022.

The independent Directors hold in-camera sessions at the conclusion of each regularly scheduled Board and committee meeting. The Chair of the Board conducts the in-camera sessions of the Board and the Chair of each committee conducts the in-camera sessions of its committee, as applicable, without management or the other non-independent Directors present.

Nomination of Directors

All Board nominees are nominated by the Nominating and Governance Committee, who make such nominations after considering the mix of skills and experience it believes are necessary to further the Company’s goals. The written charter of the Nominating and Governance Committee sets out the committee’s responsibilities with respect to nominating Board member candidates, which include to: (i) review annually the competencies, skills and personal qualities of the Board, in light of relevant factors; (ii) seek individuals qualified (in the context of the needs of the Company, any formal criteria established by the Board and any obligations under the Company’s contractual arrangements) to become members of the Board; (iii) review and recommend to the Board, the membership and allocation of Board members to the various committees of the Board; and (iv) consider the level of diversity on the Board.

The Nominating and Governance Committee will seek prospective candidates who are independent, have recognized functional and industry experience, sound business judgement, high ethical standards, time to devote to the Board and the ability to contribute to the Board’s diversity (with respect to gender, experience, geography, ethnicity and age). The Nominating and Governance Committee intends to identify qualified candidates when necessary through a number of possible sources, including search firms where appropriate.

Directors elected at an annual meeting are elected for a term expiring at the close of the subsequent annual meeting and are eligible for re-election. Directors appointed by the Directors between meetings of Shareholders in accordance with the Articles are appointed for a term expiring at the close of the next annual meeting and are eligible for election or re-election, as the case may be.

For a chart illustrating the relevant skills possessed by each Director who is proposed for election at the Meeting, see “Matters to be Considered at the Meeting – Election of Directors – Skills Matrix”.

Term Limits

The Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Governance Committee will seek to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for our overall stewardship. The Nominating and Governance Committee also is expected to conduct a regular process for the assessment of the Board (see below under “Board Assessments”), each Board committee and each Director regarding his, her or its effectiveness and performance, and to report evaluation results to the Board.

Board Assessments

The Nominating and Governance Committee conducts a periodic assessment of the performance, effectiveness and contribution of the Board, Board committees and of each individual Director, in a manner it determines to be appropriate. The results of the assessments will be communicated to the Board. This process will be used (i) as an assessment tool; (ii) as a component of the regular review process of Board members’ participation; (iii) to assist with the Board’s succession planning; and (iv) to determine appropriate individuals to stand for re-election to the Board.

Mandate of the Board

The mandate of the Company’s Board is one of stewardship and oversight of the Company and its affairs. In fulfilling its mandate, the Board has adopted a written mandate setting out its responsibility for, among other things, (i) participating in the development of and approving a strategic plan for the Company; (ii)

supervising the activities and managing the investments and affairs of the Company; (iii) approving major decisions regarding the Company; (iv) defining the roles and responsibilities of management; (v) reviewing and approving the business and investment objectives to be met by management; (vi) assessing the performance of and overseeing management; (vii) issuing securities of the Company for such consideration as the Board may deem appropriate, subject to applicable law; (viii) reviewing the Company’s debt strategy; (ix) identifying and managing risk exposure; (x) ensuring the integrity and adequacy of the Company’s internal controls and management information systems; (xi) succession planning; (xii) establishing committees of the Board, where required or prudent, and defining their mandate; (xiii) establishing and maintaining procedures and policies to ascertain Director independence; (xiv) maintaining records and providing reports to Shareholders; (xv) ensuring effective and adequate communication with Shareholders, other stakeholders and the public; and (xvi) determining the amount and timing of dividends to Shareholders. A copy of the Board’s written mandate is attached to this Information Circular as Schedule A.

Position Descriptions

Chair of the Board

The Board has adopted a written position description for the Chair of the Board which sets out the individual’s key responsibilities, including, as applicable, duties relating to setting Board meeting agendas, chairing Board and Shareholder meetings, managing in camera sessions, Director development and communicating with Shareholders and regulators.

Committee Chairs

The Board has adopted a written position description for the Chair of the Audit Committee, the Chair of the Human Resources and Compensation Committee and the Chair of the Nominating and Governance Committee, each of which sets out such Chair’s key responsibilities, including duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Chief Executive Officer

The Board has adopted a written position description and mandate for the Chief Executive Officer, which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer are to lead management of the business and affairs of the Company, to lead the implementation of the resolutions and the policies of the Board, to supervise day to day management of the Company and to communicate with Shareholders and regulators.

Orientation and Continuing Education

The Board provides newly elected or appointed directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board and its committees, the contribution that an individual director is expected to make, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the board; and (b) continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices. In addition, the chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The Nominating and Governance Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the Directors and to ensure that their knowledge and understanding of our business remains current. The chair of each Board committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Directors are also encouraged to seek continuing education opportunities that will allow them to enhance their skills and knowledge outside of Algoma’s continuing education program. In Fiscal 2023, directors attended various courses, seminars and conferences on a variety of topics, including:

☐ Risk Management and Business Continuity	☐ Climate Change	☐ Pensions and Benefits

☐ Corporate Governance	☐ Equity, Diversity and Inclusion	☐ Financial Regulation and Reporting

☐ Executive Compensation	☐ Environmental, Social and Governance Issues

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (“Code of Business Conduct”) that applies to all of our Directors, managers, officers, and employees. The objective of the Code of Business Conduct is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. Among other things, the Code of Business Conduct addresses conflicts of interest, protecting the Company’s assets, confidentiality, fair dealing with security holders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviours. As part of the Code of Business Conduct, any person subject to the Code of Business Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Company’s best interests or that may give rise to real, potential, or the appearance of, conflicts of interest. The Board will have the ultimate responsibility for the stewardship of the Code of Business Conduct. The Code of Business Conduct is available on the Company’s website at www.algoma.com.

In order to ensure compliance with the Code of Business Conduct, Company personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. If required, employees may report violations of the Code of Business Conduct anonymously. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing it is false. In addition, to foster a strong culture of ethical business conduct, the Company has implemented several other policies discussed in further detail below and elsewhere in this Information Circular.

Whistleblower Policy

The Company has adopted a whistleblower policy (the “Whistleblower Policy”) which sets out established procedures for personnel of the Company to confidentially and anonymously submit concerns to the Chair of the Audit Committee (who is independent of the Company) or to a third-party reporting system regarding any accounting or auditing matter or any other matter which the individual believes to be in violation of the Code of Business Conduct.

Insider Trading Policy

The Company’s Insider Trading Policy expressly states that no one with any knowledge of a material fact or a material change in the affairs of the Company that has not been generally disclosed to the public should purchase or sell any securities of the Company, inform anyone of such material fact or material change (other than in the necessary course of business) or advise anyone to purchase, sell, hold or exchange securities of the Company (or any other securities whose price or value may reasonably be expected to be affected by material changes affecting the Company) until the information has been generally disclosed to the public and sufficient time has elapsed for such information to have been adequately disseminated to the public. For the purpose of implementing such principles, the Insider Trading Policy sets out a number of guidelines, including directives to Directors, officers and employees of the Company.

Disclosure and Confidential Information Policy

The Company has adopted a disclosure and confidential information policy (the “Disclosure and Confidential Information Policy”) which provides guidelines on the disclosure of material information and the protection of confidential information. The guidelines include the directive to disclose any material information in respect of the Company, whether favourable or unfavourable, to the public promptly via news release and to not engage in selective disclosure. All written and oral disclosure, including news releases, must be approved, before public disclosure, by the disclosure committee of the Company (or designated members thereof). Any news releases containing material information should also be approved by the Board. The Disclosure and Confidential Information Policy also establishes guidelines with respect to electronic communications, dealings with the investment community and forward-looking information. To prevent the inadvertent disclosure of confidential information, the Disclosure and Confidential Information Policy provides that Company personnel should not discuss the affairs of the Company with, or make information about the Company available to, outsiders and should take specific steps to preserve confidentiality where information is required to be disclosed to third parties.

Diversity

The Company is committed to fostering an open and inclusive workplace culture. The Company underscores a commitment to diversity and recognizes it as an important asset. The Company and its affiliates are firmly committed to providing equal opportunity in all aspects of employment.

While we do not have a formal policy or targets on the representation of women or designated groups on our Board or senior management as of the date of this Circular, the Nominating and Governance Committee intends to adopt a formal policy regarding diversity for the fiscal year ending March 31, 2024. The Nominating and Governance Committee considers diversity as part of its overall annual evaluation of Board nominees for election or re-election, as well as candidates for management positions, and our executive team takes gender and diversity into consideration as part of its overall recruitment and selection process in respect of our Board and senior management. Gender is of particular importance to us in ensuring diversity within the Board and management. Recommendations concerning Board nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels.

The level of representation of women has been, and will continue to be, considered by the Company, the Board and the Nominating and Governance Committee in the making of executive officer appointments. In searches for new executive officers, the Nominating and Governance Committee will consider the level of female representation and diversity in management as one of several factors used in its search process. This will be achieved through continuously monitoring the level of female representation in senior management positions and, where appropriate, recruiting qualified female candidates as part of our overall recruitment and selection process to fill senior management positions, as the need arises, through vacancies, growth or otherwise.

The following are the number and proportion, expressed as a percentage, of members of the Board and executive officers who are women:

Group	Women	Percentage

Current Board	3	27.3%

Board if all Director Nominees are Elected at the Meeting	3	27.3%

Executive Officers	1	14.3%

The following table reports self-identified diversity statistics for the Board in accordance with Nasdaq Rule 5606:

Board Diversity Matrix (As of July 18, 2023)

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	11
	Female	Male	Non-Binary	Did Not Disclose Gender

Gender Identity

Directors	3	8	0	0
Demographic Background

Underrepresented Individual in Home Country Jurisdiction	2

LGBTQ+	0

Did Not Disclose Demographic Background	9

Conflicts of Interest

Certain of our Directors and officers are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the BCBCA, Directors who have a material interest in a contract or transaction, or proposed contract or transaction, that is material to the Company, or in any person with a material interest in such a contract or transaction, are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract or transaction. In addition, the Directors are required to act honestly and in good faith with a view to the best interests of the Company.

Committees of the Board

The Board has established five standing committees: (i) the Audit Committee; (ii) the Human Resources and Compensation Committee; (iii) the Nominating and Governance Committee; (iv) the operations and capital projects committee (“Operations and Capital Projects Committee”); and (v) the risk management committee (“Risk Management Committee”). The Board may also constitute ad hoc committees from time to time for particular purposes. In Fiscal 2023, the Board formed an ad-hoc strategy committee (the “Strategy Committee”) to assist the Board with overseeing, evaluating and monitoring the Company’s strategic planning.

Audit Committee

Our Audit Committee consists of a minimum of three and a maximum of five Directors. Our Audit Committee currently consists of Messrs. Schultz, Harshaw, Sgro, Gouin and Nakra. Mr. Gouin serves as the chair of the committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Nasdaq corporate governance rules, National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Exchange Act, and free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his independent judgment as a member of the committee.

Each member of the Audit Committee has direct experience relevant to the performance of his responsibilities as an Audit Committee member. All members of our Audit Committee are financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Algoma’s financial statements). In addition, one member of the Audit Committee is required to have accounting or related financial management expertise, qualifying as an audit committee financial expert as defined by the rules of the SEC rules, which our board of directors has determined is Mr. Gouin. For additional details regarding the relevant education and experience of each member of the Audit Committee, see “Matters to be Considered at the Meeting – Election of Directors – About the Nominees”.

The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibilities. These responsibilities include:

.

reviewing, approving and recommending for Board approval Algoma’s financial statements, including any certification, report, opinion or review rendered by the external auditor, the annual information form, and the related management’s discussion and analysis and press release;

.	receiving periodically management reports assessing the adequacy and effectiveness of Algoma’s disclosure controls and procedures;

.

reviewing and making recommendations to the Board in respect of the mandate of Algoma’s disclosure committee and reviewing the disclosure committee’s quarterly reports pertaining to its activities for the previous quarter;

.	preparing all disclosure and reports as may be required to be prepared by the committee by any applicable law, regulation, rule or listing standard;

.	reviewing material prepared by management regarding Algoma’s financial strategy considering current and future capital and operating plans and budgets, Algoma’s capital structure, including debt and equity components, current and expected financial leverage, interest rate and foreign currency exposures and in the committee’s discretion, making recommendations to the Board;

.	reviewing management’s process to identify, monitor and manage the significant risks associated with the activities of Algoma, as well as the steps taken by management to report such risks;

.	reviewing the effectiveness of the internal control systems for monitoring compliance with applicable laws and regulations;

.

assessing the qualifications and independence of the external auditor and being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management of Algoma and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Algoma;

.

obtaining and reviewing a report, at least annually, from the external auditor describing (a) the external auditor’s internal quality-control procedures and (b) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

.

reviewing the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report, and reviewing the scope and plan of the work to be done by the internal audit group and the responsibilities, budget, audit plan, activities, organizational structure and staffing of the internal audit group as needed;

.	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

.

identifying and informing the Board of matters that may significantly impact on the financial condition or affairs of the business, including irregularities in Algoma’s business administration, and, where applicable, suggesting corrective measures to the Board;

.	reviewing the quality and integrity of Algoma’s financial reporting processes, both internal and external, in consultation with the external auditor;

.

developing and recommending to the Board for approval policies and procedures for the review, approval or ratification of related party transactions, overseeing the implementation of and compliance with the such policies regarding related party transactions and reviewing and approving all related party transactions required to be disclosed pursuant to applicable rules prior to us entering into such transactions;

.

reviewing with management, the external auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters as the committee or the Board deems necessary or appropriate, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by applicable accounting boards, the SEC or other regulatory authorities; and

.	performing any other activities as the committee or the Board deems necessary or appropriate.

Human Resources and Compensation Committee

We maintain a Human Resources and Compensation Committee consisting of at least three independent Directors. The Human Resources and Compensation Committee currently consists of four directors, each of whom is independent within the meaning of the Applicable Rules, and each of whom satisfies any additional compensation committee membership requirements of the Applicable Rules. The members of our Human Resources and Compensation Committee are Messrs. Schultz and Gouin, and Mses. Lethbridge and Rubenstein. Mr. Schultz serves as the chair of the committee. In affirmatively determining the independence of any director who serves on the Human Resources and Compensation Committee, the Board considered all factors specifically relevant to determining whether a director has a relationship to Algoma which is material to that director’s ability to be independent from management in connection with the duties of a committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by Algoma to such director; and (ii) whether such director is affiliated with Algoma, a subsidiary of Algoma or an affiliate of a subsidiary of Algoma.

Each member of the Human Resources and Compensation Committee has direct experience relevant to his responsibilities in executive compensation. Our Board has adopted a Human Resources and Compensation Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include:

.	reviewing and making recommendations to the Board with respect to the compensation of directors of Algoma;

.

reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of those goals and objectives;

.

reviewing and making recommendations to the Board with respect to the compensation of the Chief Executive Officer and, based on the recommendation of the Chief Executive Officer, the other members of the executive management group, including salary, incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements and change of control arrangements or provisions, and any special or supplemental benefits;

.	recommending awards under the incentive compensation and equity-based compensation plans of Algoma; and

.

from time to time, as appropriate, reviewing Algoma’s policies on salary administration, pay and employment equity, basic incentive and total cash compensation, retirement benefits, and long-term incentives and recommending changes to the Board if appropriate.

For additional details regarding the Human Resources and Compensation Committee, see “Compensation – Compensation Governance – Human Resources and Compensation Committee”.

Nominating and Governance Committee

We maintain a Nominating and Governance Committee consisting of at least three independent Directors.

Our Nominating and Governance Committee currently consists of four directors, each of whom is independent within the meaning of the Applicable Rules, and each of whom satisfies any additional Nominating and Governance Committee membership requirements of the Applicable Rules. The members of our Nominating and Governance Committee are Messrs. Rosenfeld and Nakra, and Mses. Rubenstein and Bueschkens. Ms. Rubenstein serves as the chair of the committee.

Our Board has adopted a Nominating and Governance Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include:

.	reporting to the chair of the Board with an assessment of the Board’s and management’s performance;

.

considering recommendations from the Chief Executive Officer concerning the hiring and termination of senior executives, and ensuring that the Chief Executive Officer engages senior management with the necessary skills, knowledge, and experience to manage Algoma’s affairs in a sound and responsible manner;

.

seeking individuals qualified (in the context of the needs of Algoma, any formal criteria established by the board and any obligations under Algoma’s contractual arrangements) to become members of the Board for recommendation to the Board;

.

reviewing the competencies, skills and personal qualities required of board members, as a whole, in light of relevant factors, including (i) the objective of adding value to Algoma in light of the opportunities and risks facing Algoma and Algoma’s strategies; (ii) the need to ensure, to the greatest extent possible, that a majority of the Board is comprised of individuals who meet the independence requirements of the applicable regulatory, stock exchange and securities law requirements or other guidelines; and (iii) any policies of the Board with respect to Board member diversity, tenure, retirement and succession and board member commitments;

.	reviewing the appropriateness of the governance practices of Algoma and recommending any proposed changes to the Board for approval; and

.

reviewing with management and making recommendations concerning the oversight of the emerging ESG issues affecting the Company and liaising, as appropriate, with other committees of the Board regarding administering the ESG program of the Company and related best practices.

Operations and Capital Projects Committee

We maintain an Operations and Capital Projects Committee consisting of at least three individuals, at least one of whom is a director of Algoma. Our Operations and Capital Projects Committee currently consists of Messrs. Schultz, Sgro, McQuade and Harshaw (who also serves as chair of the committee). The Board has adopted an Operations and Capital Projects Committee charter setting forth the responsibilities of the committee, which include:

.	developing, implementing and monitoring the Company’s policies, practices and procedures regarding the operations strategies, and management of major projects;

.

reviewing the planning and execution of major projects, throughout the project lifecycle, including the planning, construction, approval, and implementations phases of the major projects as well as other applicable responsibilities as determined by the committee;

.

reviewing and, if appropriate, recommending the Board approval of, all project proposals and contracts that (i) are not included in the approved business plan of Algoma; and are anticipated to have a value, in the aggregate, greater than $10,000,000, or as otherwise specified in a policy of the committee; or (ii) determined by the Board or management to warrant additional risk review due to complexity and/or increased probability of risk to the Company;

.

reviewing and making recommendations to the Board with respect to (i) material changes to the scope, budget and schedule proposed by management with respect to major projects and (ii) other approvals related to the execution of major projects, as required from time to time; and

.

retaining qualified advisors, independent of Company management, to monitor and report to the committee on the progress and performance of the major projects against approved execution plans, including scopes, budgets and schedules.

Risk Management Committee

We maintain a Risk Management Committee consisting of a minimum of three directors, including the chair of the Audit Committee. Our Risk Management Committee currently consists of Messrs. Schultz, Gouin and McQuade, and Mses. Lethbridge, Rubenstein and Bueschkens. Mr. Schultz serves as the chair of the committee. The Board has determined that each member of our Risk Management Committee, other than Mr. McQuade, is independent within the meaning of the Applicable Rules.

Our Board has adopted a Risk Management Committee charter setting forth the responsibilities of the committee, which are consistent with the Applicable Rules and include:

.

overseeing the Company’s enterprise risk management (“ERM”) program to assist the Board in providing oversight of the ERM activities of the Company and its subsidiaries and to advise the Board with respect to the effectiveness of the ERM framework of the Company;

.	receiving periodically management reports on potential emerging risks to the business and how these may interrelate with or compound known risks;

.	reviewing and evaluating the Company’s overall process for the identification and evaluation of principal business and operational risks and the prevention and/or mitigation thereof;

.

reviewing all project proposals and contracts that: (i) are not included in the approved business plan of Algoma; and are anticipated to have a value, in the aggregate, greater than $10,000,000 or as otherwise specified in a policy of the committee; or (ii) determined by the Board or management to warrant additional risk review due to complexity and/or increased probability of risk to the Company; and

.

establishing and overseeing the effectiveness of procedures for the receipt, retention and treatment of complaints received by Algoma relating to accounting, auditing matters, internal accounting controls or the management of our business under Algoma’s whistleblower policy, including the confidential, anonymous submission by employees of Algoma of concerns regarding questionable accounting or auditing matters.

Board Interlocks

While the Board has not adopted a formal policy with respect to Board interlocks, the mandate of the Board of Directors provides that each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Company, and that directors should advise the Chair of the Board and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board. Currently, Eric Rosenfeld and David Sgro serve together on the board of Pangaea and also serve on Pangaea’s compensation committee. The Board intends to consider interlocking memberships on a case-by-case basis and will consider recommendations from the Nominating and Governance Committee with respect thereto.

Succession Planning

The Board is responsible for providing guidance and oversight on succession management processes for the Chief Executive Officer and other key executives. As part of their respective mandates, the Human Resources and Compensation Committee and the Nominating and Governance Committee intend to periodically review, with the Board, the succession plans relating to the position of the Chief Executive Officer and other senior positions. In addition, management is regularly asked to work with the Board to assess and enhance talent within the organization with the goal of investing time and resources in the managerial capabilities of its existing and future leaders.

Environmental, Social and Governance

The Company understands that ESG matters are becoming increasingly valued by its various stakeholders. The Company is committed to embedding these practices into its business model, which include: (i) complying with all applicable environmental laws and regulations; (ii) assessing sustainability-related risks and capturing value-added opportunities; (iii) actively supporting diversity and inclusion; (iv) aiming to provide safe and healthy environment for all employees; and (iv) promoting a culture where all of the Company’s employees share the foregoing commitments.

The Nominating and Governance Committee is responsible for overseeing Algoma’s ESG initiatives and coordinating with other committees of the Board regarding administering the Company’s ESG program. In this capacity, the Nominating and Governance Committee oversees and review with management and the Board the emerging ESG issues affecting the Company, reviews and discusses with management the Company’s overall ESG strategy, and reviews and monitors key enterprise-wide ESG metrics, targets, key performance indicators and related goals and the progress towards achieving targets and benchmarks.

On April 6, 2023, we released our ESG Position Statement (the “ESG Position Statement”). The ESG Position Statement describes the foundational role that Algoma’s ESG strategy plays in the Company’s transformation journey to EAF electric arc steelmaking and overall corporate strategy. The ESG Position Statement outlines our ESG commitments and ESG framework, which include our guiding ESG principles. We are committed to embedding ESG practices into our business model, which include: (i) complying with all applicable environmental laws and regulations; (ii) assessing sustainability-related risks and capturing value-added opportunities; (iii) actively supporting diversity, equity and inclusion; (iv) aiming to provide a safe and healthy environment for all employees; and (iv) promoting a culture where all of Algoma’s employees share the foregoing commitments. ESG risks have also been integrated into the Company’s risk management policies and processeses to allow the Company to identify, manage and monitor ESG and climate-related risks.

The ESG Position Statement also outlines our support of the objectives of the Paris Agreement and the Canadian Steel Producers Association, including our shared aspirational goal to achieve net-zero CO2 emissions by 2050. Notably, in 2022, Algoma announced that it had commenced construction on the EAF project, which will allow Algoma to transition to electric arc steelmaking. The EAF transformation is projected to deliver three million tonnes of annual CO2 reduction, and is expected to dramatically shrink Algoma’s environmental footprint. We undertake continuous innovation in our products and steelmaking processes with an aim to further minimizing our impact on the environment.

As part of our commitment to continue to augment our transparency and accountability on ESG, the Company plans to publish its inaugural ESG report (the “ESG Report”) in calendar 2023, which will be designed to align with market-leading, investor-preferred ESG disclosure frameworks, such as the Sustainability Accounting Standards Board and the recommendations of the Task Force on Climate-related Financial Disclosures. The ESG Report will set out the Company’s ESG strategy, and its approach to mitigating ESG risks and capturing ESG opportunities, and provide an update on the Company’s ESG performance.

Cyber Security

The Audit Committee oversees the Company’s cybersecurity policies and procedures and has oversight regarding the effective implementation thereof. Cybersecurity is a key focus area of Algoma’s Enterprise Risk Management efforts. The Company has robust policies and procedures in place to identify and mitigate the risk of unauthorized activity, including a full-time Certified Information Systems Security Professional on staff, a Security Information and Event Management system which is monitored by a Security Operations Centre and other industry standard network monitoring and prevention tools. The Company also carries cyber insurance as part of its risk mitigation approach.

Shareholder Engagement

Management welcomes frequent dialogue with shareholders. Management is committed to ensuring that if items of significant concern are raised by shareholders, these items are brought to the attention of the Board. In addition, management regularly engages with the investment community through: annual and quarterly reports, news releases, our website disclosure and regulatory documents filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov; quarterly conference calls to review financial and operating results open to all investors, the investment community, analysts and media; attendance at investor-focused conferences; and are available to meet or set up calls, as requested, with shareholders and potential shareholders.

Shareholders are welcome to contact the Company’s senior management team to discuss matters relating to the Company, and may also communicate directly with the independent members of the Board through the Chair by writing to: Mr. Andrew Harshaw, Chair of the Board, Algoma Steel Group Inc., 105 West Street, Sault Ste. Marie, Ontario P6A 7B4.

Risk Oversight

The Board is responsible for identifying the principal risks of the Company’s business and ensuring these risks are being appropriately managed. The Board periodically discusses with management guidelines and policies with respect to risk assessment, risk management, and major strategic, financial and operational risk exposures, and the steps management has taken to monitor and control any exposure resulting from such risks. The Board relies on the Chief Executive Officer; Chief Financial Officer; Vice President – Strategy and Chief Legal Officer; Vice President – Strategic Transformation; and Vice President – Maintenance and Operating Services to supervise day-to-day risk management, and management reports periodically to the Audit Committee and Board on risk management matters. A discussion of the primary risks facing the Company’s business is included in the Annual Information Form available on the Company’s profile on SEDAR+ at www.sedarplus.ca and filed as part of the Company’s annual report on Form 40-F on EDGAR at www.sec.gov.

EQUITY INCENTIVE PLANS

Omnibus Incentive Plan

The material features of the Omnibus Incentive Plan are summarized below. The following discussion is qualified entirely by the full text of the Omnibus Incentive Plan.

Shares Subject to the Omnibus Incentive Plan

The Omnibus Incentive Plan is a “fixed” plan in that, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Shares), the aggregate maximum number of Shares that may be issued upon the settlement of awards granted under the Omnibus Incentive Plan shall not exceed 8,849,266 Shares, representing approximately 10% of the Company’s issued and outstanding Shares as at the date of closing of the Merger (the “Reserved Shares”).

To the extent any awards under the Omnibus Incentive Plan are terminated or cancelled for any reason prior to exercise in full, the Shares subject to such awards (or any portion(s) thereof) shall be added back to the number of Shares reserved for issuance under the Omnibus Incentive Plan.

Insider Participation Limit

The Omnibus Incentive Plan provides that the aggregate number of Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 5% of the Company’s issued and outstanding Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 5% of the Company’s issued and outstanding Shares.

Furthermore, the Omnibus Incentive Plan provides that within any one financial year of the Company, the aggregate fair market value on the date of grant of all awards granted to any one non-employee director under all of the Company’s security-based compensation arrangements shall not exceed $150,000 (with no more than $100,000 in options), provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or other Director fees, or (ii) a one-time initial grant to a non-employee director upon such director joining the board of directors.

Administration of the Omnibus Incentive Plan

The Plan Administrator (as defined in the Omnibus Incentive Plan) is determined by the Board, and is currently the Human Resources and Compensation Committee. The Omnibus Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator will determine which Directors, officers, consultants and employees are eligible to receive awards under the Omnibus Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator shall interpret the Omnibus Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Omnibus Incentive Plan or any awards granted under the Omnibus Incentive Plan as it deems appropriate.

Eligibility

All Directors, officers, consultants and employees are eligible to participate in the Omnibus Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Incentive Plan will be determined in the discretion of the Plan Administrator.

Types of Awards

Awards of options, RSUs, PSUs and DSUs may be made under the Omnibus Incentive Plan. All of the awards described below will be subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Shares issued pursuant to awards.

Options

An option entitles a holder thereof to purchase a prescribed number of treasury Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each option is granted, which exercise price must in all cases be not less than the Market Price (as defined in the Omnibus Incentive Plan) on the date of grant. Subject to any accelerated termination as set forth in the Omnibus Incentive Plan, each option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of options. Once an option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator will have the right to accelerate the date upon which any option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that option is subject to restrictions, in addition to those specified in the Omnibus Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an option pursuant to an exercise notice, elect to surrender such option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Shares issuable on the exercise of such option (or portion thereof) as of the date such option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Omnibus Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Shares having an aggregate fair market value equal to the In-the-Money Amount. Any options surrendered in connection with a Cashless Exercise will not be added back to the number of Shares reserved for issuance under the Omnibus Incentive Plan.

Restricted Share Units

A RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount, as applicable), as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the United States Internal Revenue Code of 1986 (the “Code”), to the extent applicable.

Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator has the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Shares and cash, in each case as determined by the Plan Administrator in its discretion. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share, the cash value thereof, or a combination of Shares and cash (as determined by the Plan Administrator in its sole discretion) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that is to be payable in the form of DSUs. In addition, each director will be given, subject to the provisions of the Omnibus Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any Director Fees that are to be paid in DSUs (including any elected amount), as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will receive (a) one fully paid and non-assessable Share in respect of each vested DSU, (b) a cash payment, or (c) a combination of Shares and cash as contemplated by (a) and (b) above, as determined by the Plan Administrator in its sole discretion. Any cash payments made under the Omnibus Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Incentive Plan and except as otherwise provided in an award agreement, the settlement date shall be no earlier than the date on which the participant ceases to be a director (and, if such participant is also a non-director employee of the Company or one of its subsidiaries, the date on which the participant ceases to be such an employee) and no later than the last business day of the immediately following calendar year.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during, or within five business days after, a routine or special trading black-out period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of the Omnibus Incentive Plan, unless the delayed expiration would result in negative tax consequences to the holder of the award, the award shall expire five business days after the trading black- out period is lifted by the Company.

Term

While the Omnibus Incentive Plan will not stipulate a specific term for awards granted thereunder, shareholder approval shall be required to permit an award to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the Omnibus Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Omnibus Incentive Plan, including termination with cause, termination without cause, resignation, death or disability, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement and subject to applicable employment standards legislation or regulations applicable to the participant’s employment or other engagement with the Company or any of its subsidiaries:

Event	Provisions
Termination with Cause

☐   Any unvested awards held that have not been exercised, settled or surrendered as of the Termination Date (as defined in the Omnibus Incentive Plan) shall be forfeited and cancelled.

☐    Any vested awards may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award; and (b) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Termination without Cause
Resignation

Death

☐    Any award held by the participant that has not vested as of the date of the death of such participant shall vest on such date and may be exercised, settled or surrendered to the Company by the participant’s legal representative at any time during the period that terminates on the earlier of: (a) the expiry date of such award; and (b) the first anniversary of the date of the death of such participant, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Disability

☐    Any award held by the participant that has not vested as of the date of the Disability (as defined in the Omnibus Incentive Plan) of such participant shall vest on such date and may be exercised or surrendered to the Company by the participant at any time until the expiry date of such award.

Change in Control

Under the Omnibus Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)

If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment is terminated without Cause (as defined in the Omnibus Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and

(ii)

any vested awards may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

(b)

Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on Nasdaq, the TSX and any other exchange on which the Shares are or may be listed from time to time (the “Exchanges”), the Company may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Tax Act, granted under the Omnibus Incentive Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of their respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, or (e) individuals who comprise the Board at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board.

Non-Transferability of Awards

Unless otherwise provided by the Plan Administrator, and except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Omnibus Incentive Plan, whether voluntary, involuntary, by operation of law or otherwise, shall be permitted.

Amendments to the Omnibus Incentive Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Omnibus Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer (as such term is defined in the Omnibus Incentive Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the Exchanges (which may require approval of disinterested shareholders), the approval of shareholders is required to effect any of the following amendments to the Omnibus Incentive Plan:

(a)

increasing the number of Shares reserved for issuance under the Omnibus Incentive Plan, except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 5% limits on Shares issuable or issued to insiders;

(c)

reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)

extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period);

(e)	permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the shareholders.

Except for the items listed above, amendments to the Omnibus Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Legacy Incentive Plan

The Legacy Incentive Plan was administered by the board of directors of Algoma Steel Holdings Inc. Pursuant to the Legacy Incentive Plan, LTIP Awards (including director units, incentive restricted share units or incentive performance share units) were granted to employees and directors of Algoma Steel Holdings Inc. and its affiliates.

As discussed above, in connection with the Merger, each outstanding LTIP Award that had vested was exchanged for a Replacement LTIP Award, subject to certain conditions. In connection with the Merger, 3,232,628 LTIP Awards were exchanged for Replacement LTIP Awards. No additional LTIP Awards will be granted under the Legacy Incentive Plan, which was discontinued following the Merger.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company has in place a US$50 million (in the aggregate) directors’ and officers’ liability insurance policy, which covers indemnification of Directors and officers of the Company in certain circumstances, and has deductibles ranging from nil to US$15 million, depending on the type of claim being made. In addition, the Company has entered into indemnification agreements with each of its Directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of the date hereof, none of the Directors, executive officers, employees, former executive officers or former employees of the Company or any of its subsidiaries, and none of their respective associates, is indebted to the Company or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the Directors and executive officers of the Company, other than the election of Directors, none of the Directors or executive officers of the Company who have been a Director or executive officer at any time since the beginning of the Company’s last financial year, none of the proposed nominees for election as Directors of the Company, and no associate or affiliate of any of the foregoing, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Information Circular and in the Annual Information Form under the heading “Interest of Management and Others in Material Transactions”, available on the Company’s profile on SEDAR+ at to the knowledge of the Directors of the Company, no informed person (as defined in NI 51-102) of the Company, no proposed Director of the Company and no known associate or affiliate of any such informed person or proposed Director, during the year ended March 31, 2023, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect the Company or any of its subsidiaries.

OTHER BUSINESS

The Directors are not aware of any matters intended to come before the Meeting other than those items of business set forth in the Notice of Meeting accompanying this Information Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy and voting instruction form to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements and the Company’s MD&A for the year ended March 31, 2023. Copies of the Meeting Materials, including the Company’s financial statements for the year ended March 31, 2023, together with the auditors’ report thereon, the MD&A, the Annual Information Form and this Information Circular, are available upon written request to the Company (at Algoma Steel Group Inc., 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, Attention: Chief Legal Officer). The Company may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Company may also be found on the Company’s profile on SEDAR+ at and on the Company’s website at www.algoma.com. If you have any questions about the information contained in this document or require assistance in completing your form of proxy or voting instruction form, please contact Algoma’s proxy solicitation agent, TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com or by telephone at (877) 283-0323 (toll free within North America).

APPROVAL OF DIRECTORS

This Information Circular has been sent to each member of the Board, each shareholder entitled to notice of the Meeting in the manner described in this Information Circular and to Deloitte, as the Company’s auditor. The contents and the sending of this Information Circular to the Shareholders have been approved by the Board of Directors.

Dated: August 1, 2023

BY ORDER OF THE BOARD OF DIRECTORS

“Andy Harshaw”

Chair of the Board of Directors
Algoma Steel Group Inc.

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

See attached.

ALGOMA STEEL GROUP INC.

MANDATE OF THE BOARD OF DIRECTORS

1.       Purpose

The purpose of this Mandate is to set out the mandate and responsibilities of the board of directors (the “Board”) of Algoma Steel Group Inc. (the “Company”). By approving this Mandate, the Board confirms its responsibility for the stewardship of the Company and its affairs. This stewardship function includes responsibility for the matters set out in this Mandate. The responsibilities of the Board described herein are pursuant to, and subject to, the provisions of applicable statutes and the constating documents of the Company and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

2.       Composition

The Board shall be constituted with a majority of individuals who qualify as “independent” (as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and within the meaning of applicable Nasdaq Stock Market LLC and U.S. Securities and Exchange Commission rules), provided, however, that if at any time a majority of the directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director, this requirement shall not be applicable for a period of 60 days thereafter, during which time the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement.

Pursuant to applicable rules, an independent director is one who has no direct or indirect relationship with the Company that could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment.

The Board may elect an independent director to act as chair of the Board (the “Chair”). If the Chair is not an independent director, then the directors of the Board who are independent, shall elect an independent director to act as Lead Director of the Board (the “Lead Director”).

3.       Responsibilities of the Board of Directors

The Board is responsible for the stewardship and oversight of the Company and in that regard shall be specifically responsible for:

(a)	participating in the development of and approving a strategic plan for the Company;

(b)	supervising the activities and managing the investments and affairs of the Company;

(c)	approving major decisions regarding the Company;

(d)	defining the roles and responsibilities of management;

(e)	reviewing and approving the business and investment objectives to be met by management;

(f)	assessing the performance of and overseeing management;

(g)	issuing securities of the Company for such consideration as the Board may deem appropriate, subject to applicable law;

(h)	reviewing the Company’s debt strategy;

(i)	identifying and managing risk exposure;

(j)	ensuring the integrity and adequacy of the Company’s internal controls and management information systems;

(k)	succession planning;

(l)	establishing committees of the Board, where required or prudent, and defining their mandate;

(m)	establishing and maintaining procedures and policies to ascertain director independence;

(n)	maintaining records and providing reports to shareholders;

(o)	ensuring effective and adequate communication with shareholders, other stakeholders and the public; and

(p)	determining the amount and timing of dividends to shareholders, if any.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time.

It is expected that management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Company and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.

4.       Expectations of Directors

The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair, and if one has been appointed and if appropriate, the Lead Director, the Chief Executive Officer and any other appropriate executive officer(s) of the Company to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Company, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves.

(d)

Loyalty and Ethics. In their roles as directors, all members of the Board owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

(e)

Other Board Memberships and Significant Activities. The Company values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Company. Directors should advise the Chair and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Company.

(f)

Personal Conduct. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Company; (ii) project a positive image of the Company to news media, the financial community, governments and their agencies, shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Company and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

(g)

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director.

5.       Meetings

The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Company. The Board may meet periodically without management and any non-independent directors present to ensure that the Board functions independently of management. At each Board meeting, unless otherwise determined by the Board, an in-camera meeting of independent directors will take place, which session will be chaired by the Chair or, if the Chair is not independent within the meaning of NI 58-101 and one has been appointed, the Lead Director. In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Company) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only.

6.       Board Meeting Agendas and Information

The Chair, and if one has been appointed, the Lead Director, in consultation with management, will develop the agenda for each Board meeting. Agendas will be distributed to the directors before each meeting, and all directors shall be free to suggest additions to the agenda in advance of the meeting.

Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.

7.       Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Company shall provide for a mechanism for feedback of shareholders.

8.       Telephone and Electronic Board Meetings

A director may participate in a meeting of the directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, management may request the directors to approve certain matters by unanimous written consent.

9.       Expectations of and Access to Management

Management shall be required to report to the Board at the request of the Board on the performance of the Company, new and proposed initiatives, the Company’s business and investments, management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair or, if one has been appointed and if appropriate, the Lead Director, any significant developments, changes, transactions or proposals respecting the Company or its subsidiaries. All members of the Board should be free to contact management at any time to discuss any aspect of the Company’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Company. The Board expects that there will be frequent opportunities for members of the Board to meet with management in meetings of the Board and committees, or in other formal or informal settings.

10.       Access to Outside Advisors.

The Board may, in its sole discretion, retain and obtain the advice and assistance of such advisors as it deems necessary to fulfil its duties and responsibilities under this Mandate. The Board may set the compensation and oversee the work of such advisors to be paid by the Company.

11.       Communications Policy

The Board shall approve the content of the Company’s major communications to shareholders and the investing public including any annual report, management information circular, annual information form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the management discussion and analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Company’s external communications. However, the Board believes that it is generally the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. The Board will appoint an independent, non-executive director to be available to shareholders with concerns should communications with management fail to resolve the issue or such contact is inappropriate.

The Board shall have responsibility for reviewing the Company’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Company in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Company’s policies relating to communication and disclosure on an annual basis.

12.       Internal Control and Management Information Systems

The Board has responsibility for the integrity of the Company’s internal control and management information systems. All material matters relating to the Company and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the Company’s Audit Committee, Compensation Committee, Nominating and Governance Committee and management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business subject to any management authority guidelines adopted by the Board.

The Audit Committee has responsibility for ensuring internal financial controls are appropriately designed, implemented and monitored and for ensuring that management’s financial reporting is complete and accurate, even though management may be charged with developing and implementing the necessary procedures.

13.       Delegation of Powers

The directors may establish one or more committees and may, subject to the Company’s articles, delegate to such committees any of the powers of the Board. The directors may also, subject to the Company’s articles, delegate powers to manage the business and affairs of the Company to such of the officers of the Company as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate.

The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to management or to other persons.

14.       Board Effectiveness

The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning the adoption of written position descriptions for the Chair and, if one has been appointed, the Lead Director, and for the chair of each committee of the Board, and for the

Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any).

The Board shall review and, if determined appropriate, adopt a process recommended by the applicable committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on an annual basis.

15.       Education and Training

The Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board and its committees, the contribution that an individual director is expected to make, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices.

16.       No Rights Created

This Mandate is a broad policy statement and is attended to be part of the Board’s flexible governance framework. While this Mandate should comply with all applicable law and the Company’s constating documents, this Mandate does not create any legally binding obligations on the Board, any of its committees, any director or the Company.

For questions or more information with respect to the Annual General Meeting of Algoma Steel Group Inc., please contact our proxy solicitation agent:

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